UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT PURSUANT TO REGULATION A

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2019

BLOCKSTACK PBC

(Exact name of issuer as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Address of Principal Executive Offices)

(212) 634-4254

(Registrant’s Telephone Number, Including Area Code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Part II.

Statements Regarding Forward-Looking Information

In this Annual Report on Form 1-K (the “annual report”), references to “we,” “us,” “our,” or the “company” mean Blockstack PBC. The term “Blockstack” refers to us and our affiliates. This Annual Report contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our financial statements and future SEC filings. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations and financial condition include, but are not limited to, the to the risk factors contained in our Offering Circular on Form 1-A, dated July 10, 2019, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1.	Business

Corporate History

We are a Delaware public benefit corporation that was founded in June of 2013, and since that time we have been developing an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to in this Annual Report as the “Blockstack network.”

In September of 2017, we converted to a public benefit corporation. Public benefit corporations are required by law to create a general public benefit through a material, positive impact on society. Public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. They are also required to disclose to their shareholders at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard.

Our public benefit is to enable an open, decentralized internet, which will benefit all internet users by giving them more control over their information and computation. Becoming a public benefit corporation underscores Blockstack’s commitment to its purpose and its stakeholders, including our stockholders, users of the Blockstack network and the holders of Stacks Tokens. The Stacks blockchain is, in turn, central to our public purpose of developing an open, decentralized internet, which will benefit all internet users by giving them more control over their information and computation.

Our strategy

Since our inception, our short-term strategy has and continues to be to devote all of our resources to the development of the Blockstack network and to develop open-source software enabling developers to build applications on the network. The Blockstack network has been live and accepting new user accounts for registration since 2015. We have financed this activity through sales of preferred equity and common stock, and we have financed the development of Stacks Tokens through forward sales of Stacks Tokens in 2017 and 2018. In each case, these sales were transactions exempt from registration under the Securities Act. See “Certain Relationships and Related Party Transactions—Blockstack PBC—Sales of Securities” and “Development of the Business—Token Sales” for further details on such sales. In July 2019, we held a public offering of Stacks Tokens under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), the details of which can be found in the Company’s offering statement on Form 1-A, as qualified by the Securities and Exchange Commissions (“SEC”) on July 10, 2019, as supplemented from time to time (the

“Offering Circular”) and which is available electronically at www.sec.gov. In connection with our development of the Blockstack network, we have made significant research and development expenditures over the past two fiscal years, as further discussed in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data. Over 400 applications have been registered on the Blockstack network and over 7,000 enthusiasts and developers currently participate in our open-source community (including through our Slack and Discord groups and online forum).

Our long-term strategy is to decentralize development of the Blockstack network such that no single entity, including us, is in control of the network. When this decentralization process is complete and there is a healthy ecosystem of applications and users on the network, Blockstack PBC expects to develop new business models, which may include the development and commercialization of premium versions of open-source software, enterprise licensing for blockchain technology, and development of new applications for the network.

Changes to the Stacks Network

Until now, Blockstack PBC has maintained the Blockstack Core software (available at https://github.com/blockstack) and generally guided all significant changes to the software. When introducing any update modifying the software on the network, Blockstack’s policy has been and continues to be to seek community consensus prior to adoption from the Blockstack online community through our Blockstack Forum, which can be accessed at https://forum.blockstack.org and also as a decentralized application through our browser, which operates like a traditional internet browser and enables users to sign up for and use the Blockstack network (the “Browser”). Blockstack attempts to gain consensus prior to updates because each proposed update poses a risk of creating a split in the network between core nodes that adopt the change and those that do not. This risk is particularly acute with respect to hard forks, where the network formed by core nodes that adopt the update is no longer compatible with core nodes running the previous version of the software. There is no numerical threshold above or below which Blockstack is obligated to proceed or halt with the introduction of a change to the network; however, Blockstack has never introduced a change to the network that had strong opposition from the community. We believe this policy of seeking consensus has helped Blockstack avoid creating a permanent split to the network to date.

Once the Stacks blockchain has been fully introduced (which is expected to take place with the launch of the Stacks Blockchain 2.0, as defined below) and the network has achieved further growth in terms of users and persistent nodes, Blockstack intends to exert less control over its future development. The Blockstack Core software run by core nodes responsible for a majority of our mining power will determine what is written to the Stacks blockchain, so any proposed upgrades will require adoption by a majority of the mining power on the network. In addition to no longer driving decisions regarding network development, we also expect that at least some of the key developers of the Blockstack Core, currently employed by Blockstack PBC, will no longer be primarily employed by us and we will not be the only entity contributing to open-source development of the Blockstack Core.

Ultimately, Blockstack anticipates that the Blockstack network will become an independent, decentralized ecosystem, over which no one party, including Blockstack PBC or its affiliates, will have control. There is, however, no guarantee this will occur. Changes to the Stacks blockchain software will likely be proposed by third parties, and such proposals may gain traction and be implemented, without Blockstack’s approval. None of Blockstack, the holders of the Stacks Tokens nor any other party have any contractual rights to block, approve, mandate or vote on any modification proposed by any party including Blockstack. At that time, consistent with recent guidance from the staff of the SEC on the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets in its “Framework for ‘Investment Contract’ Analysis of

Digital Assets” (April 3, 2019), we expect that the Stacks Tokens will have changed materially such that they will no longer be securities or we will no longer be the issuer, but in either case we will cease to have any disclosure or reporting obligations under federal or state securities laws. This may also occur before Blockstack steps away from a leading role in governance, as upgrades proposed by third parties, including hard forks, may gain traction on the Blockstack network without Blockstack’s approval. If such a change is popular with network users, it could result in the creation of a new network which Blockstack claims no responsibility over, and will not support with upgrades.

The board of directors of Blockstack PBC will be responsible for regularly considering and ultimately determining whether the Stacks Tokens no longer constitute securities issued by us under the federal and state securities laws of the United States. We anticipate that the board of directors may undertake this review in connection with our release of Stacks Blockchain 2.0, as described and defined below. In making such a determination, the board will refer to the relevant legal and regulatory standards for such determination in effect at the time of such determination, will consult with legal counsel and will, if possible and appropriate, seek consultation with relevant regulatory authorities including, we expect, the Commission. At the present time, based on the guidance cited above, we expect this determination to turn on whether the Blockstack network is sufficiently decentralized; this will, in turn, depend on whether, at the time the board evaluates this question, purchasers of Stacks Tokens reasonably expect Blockstack to carry out essential managerial or entrepreneurial efforts, and whether Blockstack retains a degree of power over the governance of the network such that its material non-public information may be of special relevance to the future of the Blockstack network, as compared to other network participants. Under current guidance, Blockstack would expect to take the position that if the answers to these questions are that purchasers do not have that expectation and Blockstack does not have that power, the Stacks Tokens will no longer constitute a security under the federal and state securities laws of the United States. Our board of directors may also assess other criteria for making this determination, including any criteria based on additional guidance we receive from U.S. regulators.

A mix of facts and circumstances may inform these determinations. As an illustrative example, currently, all of the core developers of the Blockstack network are employed by Blockstack, but as the Blockstack network becomes increasingly decentralized, core developers other than those employed by Blockstack may become primarily responsible for the development and future success of the network. As another example, Blockstack may transfer governance and control of the Blockstack network to other parties, such as network users and developers, so that the success of the network turns on the efforts of others, rather than the sole efforts of Blockstack.

In the event that our board of directors determines that the Stacks Tokens no longer constitute a security under the federal and state securities laws of the United States, Blockstack will make a public announcement of its determination at least six months prior to taking any actions with respect to our reporting and disclosure under Regulation A based on this determination. Holders of the Stacks Tokens will have no consent or comment rights with respect to this decision.

Blockstack anticipates releasing an updated version of the Stacks Blockchain (“Stacks Blockchain 2.0”) during the second or third quarter of 2020. We anticipate that Stacks Blockchain 2.0 may include various improvements to the Stacks blockchain. Blockstack has released a testnet version of Stacks Blockchain 2.0 to assist with the development of the new version. Such improvements may include native mining, a smart contract language called Clarity and a new mining mechanism called proof-of-transfer, whereby miners on the Stacks blockchain would transfer bitcoin to certain Stacks Token holders. These features and others are still in development and the eventual released version of Stacks Blockchain 2.0 may differ greatly from what is described here. Based upon various features that we believe may be included in Stacks Blockchain 2.0, the board of directors of Blockstack PBC may review whether the Stacks Tokens should no longer be deemed to be securities under the Howey Test upon the release and adoption of Stacks Blockchain 2.0.

Development of the Business

Below is a summary of other material developments in our business over the previous three years:

Token Sales

2017 SAFT Sales and Milestones

In 2017, we allocated 440 million Stacks Tokens to be sold to third party purchasers. In November of 2017, Blockstack Token LLC sold the rights to approximately 218,737,294 of these Stacks Tokens via the sale of equity interests in Blockstack Token Fund AI, L.P. (which we refer to as the “AI Fund”) and Blockstack Token Fund QP, L.P. (which we refer to as the “QP Fund,” and whose investors are all “qualified purchasers” as such term is defined under the Investment Company Act of 1940, as amended) (together, the “LP Funds”) for an aggregate purchase price of $26.2 million. In December of 2017, Blockstack Token LLC also entered into agreements to distribute approximately 176,445,892 of these Stacks Tokens pursuant to simple agreements for future tokens, which we refer to as “SAFTs,” for an aggregate purchase price of $21.2 million.

Proceeds of the token sales were received from purchasers in U.S. dollars, Bitcoin and Ether.

In addition, Stacks Tokens have been allocated to our founders, shareholders, employees and contractors. These tokens are subject to a three-year schedule for release from their time lock, commencing upon the introduction of the genesis block to the Blockstack network, which introduction occurred in November 2018. These tokens include approximately 287,135,373 tokens that Blockstack Token LLC sold to our shareholders in private placements, 89,321,100 of which were sold to Muneeb Ali, Blockstack PBC’s CEO and co-founder, 89,321,100 of which were sold to Ryan Shea, Blockstack PBC’s co-founder who left the Company in 2018, and 108,493,173 of which were sold to investors in the Series A-1 through Series A-7 convertible preferred stock issuances described below (including approximately 49,913,453 Stacks Tokens sold to two affiliates of our affiliate Union Square Ventures), 36,300,000 Stacks Tokens sold to Blockstack Employee LLC in September 2017, and an additional 38,209,321 sold to Blockstack Employee LLC in October 2018; of these 74,509,321 Stacks Tokens allocated to employees and contractors, approximately 63,018,349 Stacks Tokens are the subject of outstanding awards (subject to vesting and timelock restrictions) granted to our employees and contractors from September 30, 2017 through the date of dissolution of Blockstack Employee LLC (other than Ryan Shea and Muneeb Ali, whose entitlements are disclosed in the section of this Annual Report captioned “Security Ownership of Management and Certain Securityholders”) that were purchased by employees through purchase of membership interests in Blockstack Employee LLC, and approximately 11,490,972 tokens were reserved for potential future bonus or compensation awards to employees at the time of dissolution.

Each of these offerings was made to “accredited investors” as defined under Regulation D under the Securities Act, in reliance on the exemption from registration it provides, except for the sales to employees, which were made in reliance under Rule 701 of the Securities Act. As a result, they were subject to appropriate “transfer locks” (which have now expired). An additional 110 million Stacks Tokens have been allocated to Blockstack’s long-term treasury.

In accordance with the token purchase agreement by which the LP Funds purchased tokens from Blockstack for distribution to the investors in the funds, up to 80% of the investments received by the LP Funds were required to be withheld from Blockstack Token LLC and the other Blockstack entities and segregated at the LP Funds subject to return if Blockstack failed to meet two milestones. Blockstack Token LLC received 20% of the aggregate investments in the LP Funds in December 2017 at the initial closing of the investments in December 2017.

In connection with the sale to the LP Funds, we formed a token advisory board, the LP Advisory Committee, the main purpose of which was to determine whether the two milestones had been met. The token advisory board consisted of seven members. Three of the members, Charlie Saravia, Zavain Dar and Rodolfo Gonzalez were designees of affiliates of the Harvard Management Company, Lux Capital and Foundation Capital, respectively, limited partners of the QP Fund which have purchased an aggregate of 95,833,333 Stacks Tokens; the board also consisted of four independent members, Koen Langendoen, Arvind Narayanan, Arianna Simpson and Catherine Tucker. In November 2018, the LP Advisory Committee unanimously determined that Blockstack met the First Milestone, as defined under the partnership agreements for the LP Funds. Pursuant to the terms of the LP Funds, the achievement of the First Milestone permitted Blockstack Token LLC to receive 40% of the aggregate investments in the LP Funds.

In January 2020, the LP Advisory Committee for the LP Funds unanimously determined that Blockstack had achieved the Second Milestone, as defined under the partnership agreements for the LP Funds, resulting in Blockstack retaining the remaining 40% of the aggregate investments in the LP Funds. Following the achievement of the Second Milestone, the LP Advisory Committee and the LP Funds were dissolved.

Other Token Sales

In January 2019, Blockstack Token LLC sold the rights to receive 2,000,000 Stacks Tokens to a non-U.S. Person as defined under Regulation S under the Securities Act, in reliance on the exemption from registration provided by Regulation S. This offering was consummated as part of our investment in New Internet Labs Limited, an independent Hong Kong-based entity led by Larry Salibra, a former Blockstack engineer. It is currently anticipated that this entity will focus on the development of a new stand-alone browser.

In July 2019, the Company offered up to 62,000,000 Stacks Tokens at a price of $0.30 per token to “qualified purchasers” generally (as such term is defined under Regulation A of the Securities Act) (the “general offering”), and offered up to 78,333,333 Stacks Tokens at a discounted purchase price of $0.12 to then-holders of certain non-binding vouchers to purchase Stacks Tokens, up to a maximum of $3,000 in Stacks Tokens to each voucher-holder (the “voucher program,” and together with the general offering, the “cash offering”). The term of the cash offering was set at 60 days and such term expired September 9, 2019. The Company also offered up to 40,000,000 Stacks Tokens for non-cash consideration pursuant to our “App Mining” program (the “App Mining program”) in exchange for the development of well-reviewed applications on the decentralized application network created by Blockstack (the “Blockstack network”), as well as for the review of those applications. The App Mining Program has since been paused, as discussed below under the Section “App Mining Program.”

Sales under Regulation A and Regulation S

In October 2019, the Company completed a hard fork of the Blockstack network that distributed 105,536,266 Stacks Tokens that were sold for an aggregate of $23.0 million as part of its concurrent offerings under Regulation A and Regulation S. As a result of the hard fork, the Company completed the sale of 74,976,266 Stacks Tokens sold for an aggregate of $15.4 million in the cash offering. The sale was completed upon the issuance and distribution of the Stacks Tokens at the Cash Offering Closing, which occurred on that same date.

The Company also issued and distributed through the same hard fork 30,560,000 Stacks Tokens sold for an aggregate of $7.6 million to purchasers in a concurrent Regulation S offering of Stacks Tokens made exclusively to non-U.S. persons.

In addition to the sales above, the Company issued and distributed through the same hard fork approximately 14,519,888 Stacks Tokens to various non-US partners and service providers in compliance with Regulation S pursuant to arrangements disclosed previously or in a Form 1-U filed with the SEC on October 23, 2019 (see the section titled “Exchange Listings and Distributions of Stacks Tokens Outside of the United States” below for further details), and 746,439 Stacks Tokens to application developers and application reviewers on the Blockstack network who had earned those tokens through the App Mining program.

Approximately 293,115,966 Stacks Tokens (the “Unallocated Tokens”) that were included in the genesis block of the Blockstack blockchain, but that had remained unallocated, or which had been allocated to the cash offering or concurrent Regulation S offering but remained unsold, were issued to wallets controlled by the Company and now form a “short-term treasury,” from which the Company may further distribute them without need for a further hard fork (except that most of the Unallocated Tokens remain subject to a “time lock” and cannot be transferred until the time lock is released, which is anticipated to occur in equal increments approximately every month starting with the date of the Cash Offering Closing and ending in September 2021). In total, 453,172,120 Stacks Tokens were distributed in the hard fork at the Cash Offering Closing.

After the creation of the short-term treasury described above, approximately 415,294,438 Stacks tokens were held by Blockstack PBC or its subsidiaries, where such total is equal to the 110,000,000 Stacks Tokens held in the long-term treasury, the Unallocated Tokens held in the short-term treasury and Stacks Tokens reserved for distribution to employees.

In February 2020, the Company paused the App Mining program, which had been one of several channels supporting app growth, helping to grow the total number of apps built on Blockstack from 46 to over 400. As a result of the pause of the App Mining program, the Company terminated its offering of Stacks Tokens under Regulation A. An aggregate of 10,138,561 Stacks Tokens were distributed throughout the term of the App Mining program. The Company has determined that if the App Mining program is restarted at any future time, it will not be controlled by Blockstack and will not be made under the offering statement qualified on July 10, 2019, as amended, by the SEC under Regulation A.

Strategic Investments through the Blockstack Signature Fund

Blockstack makes investments in companies in the Blockstack ecosystem through a wholly-owned subsidiary, the Blockstack Signature Fund 1 LLC (“Signature Fund 1”), whose structure is described further under “Blockstack Corporate Structure—Blockstack Signature Fund 1.” To date, Blockstack has invested an aggregate of approximately $1.1 million in ten companies through the purchase of simple agreements for future equity from these companies, with the largest investment being $0.5 million in New Internet Labs. We generally believe these companies will enhance the network by introducing additional applications or tools, thereby contributing to the marketability and utility of the network

Vouchers

In November and December of 2017, Blockstack Token LLC provided individuals submitting indications of interest on its website an opportunity to sign up for vouchers, by which these individuals were able to request inclusion in the sale of tokens at some undefined future date at a discounted price. The vouchers were non-transferrable, created no binding obligations on Blockstack, and were required to be honored only in Blockstack’s sole discretion. Voucher holders were not requested to provide money or other consideration to secure a voucher prior to the qualification of the Offering Circular. The vouchers (and the indications of interest requested) also created no obligation on the part of the voucher holders to purchase any Stacks Tokens. Blockstack offered 78,333,333 Stacks Tokens to holders of these vouchers (who submitted a further indication of their interest in the offering in response to our request on or prior to May 28, 2019) at a discounted price of $0.12 per token.

Exchange Listings and Distributions of Stacks Tokens Outside of the United States

The Company is making concerted efforts to expand its presence in Asia. In February 2019, the Company engaged the services of the Spartan Group to provide consulting services to the Company with respect to its offering of its Stacks Tokens in Asia (the “Regulation S Sale”), made in compliance with Regulation S of the Securities Act (“Regulation S”), as discussed previously in a Form 1-U filed with the SEC on August 22, 2019. These services include (i) development of a comprehensive go-to-market strategy for the Company in Asia, (ii) building out a strong foundation for the Company ecosystem in Asia through coordination of events, community and public relations, (iii) active involvement in structuring of the offerings in Asia, including assistance with the legal, compliance and tax decision making and designing and managing of the investment process. The Company paid the Spartan Group a monthly retainer in United States dollars as well as a “success fee” based on the aggregate sales in the Regulation S Sale to purchasers in certain Asian countries. Half of the success fee was paid in U.S. dollars and one half was paid in Stacks Tokens, which was made through a separate issuance under Regulation S, at a price of $0.25 per token (equal to that paid by purchasers in the Regulation S Sale).

In October 2019, the Company entered into a Services Agreement (the “Services Agreement”) with Binance Holdings Ltd (“Binance”). The Services Agreement contained the terms and conditions pursuant to which Binance would list the Stacks Tokens on its cryptocurrency and token exchange platform (the “Platform”) and enable users of the Platform to trade Stacks Tokens on the Platform. The Services Agreement required Company to provide a deposit, which is ultimately returnable to the Company provided certain adverse trigger events do not occur, of the equivalent of USD $500,000, plus 2,500,000 Stacks Tokens. In consideration for the Stacks Token’s ongoing and future listing on Binance, the Agreement also required the Company pay to Binance 833,333 Stacks Tokens and will pay three additional incremental payments of 833,333 each, on the first, second and third anniversaries of the Services Agreement’s effective date provided the Stacks Token is continuously listed on Binance prior to each such date. In addition, the Company paid Binance a USD $100,000 payment for Binance’s marketing services. More information about this Services Agreement can be found in the Form 1-U filed with the SEC on October 23, 2019.

In October 2019, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with HashKey Trading Limited (“HashKey” and, together with the Company, the “Underwriting Parties”), a limited company incorporated under the laws of Hong Kong. Under the agreement, HashKey purchased 1,000,000 Stacks Tokens for USD $250,000. These Stacks Tokens were delivered to Hashkey in the January 2020 hard fork described below. The Company paid HashKey a fee of USD $150,000 for marketing and promotional services, including roadshows and media promotion activities.

In October 2019, the Company entered into two separate but similar agreements to assist the Company in establishing and developing a user and developer community for the Company’s network in Asia. One of the agreements was entered into with HashKey Blockchain Investment Fund, an investment company based in Hong Kong, and one was entered into with SNZ Holding Limited, an investment company based in Hong Kong. In each case, the services included consulting services regarding sponsoring and organizing developer meetups and hackathons, as well as other community-building events and promotion activities. These events will occur at least once per quarter for a period of two years, for a total of eight, and will take place in the Asia region. The Company will pay the parties in Stacks tokens at a value of $0.25 per token (the “Service Fee”). Such Service Fee will be paid pursuant to a separate DDA entered into by and between the Company and the parties. These DDAs are substantively similar to the Company’s form deferred delivery purchase agreement, which has been filed as an exhibit to the Company’s offering statement on Form 1-A qualified by the Securities and Exchange Commission on July 10, 2019, except that the consideration paid to the Company by the parties under the DDAs will be the services received under the Agreement. More information about these Agreements can also be found in the Form 1-Us filed with the SEC on October 10, 2019 and October 16, 2019.

Also in October 2019, the Company and GSR Markets Limited (“GSR”), a Hong Kong limited company, entered into a liquidity consulting agreement, pursuant to which GSR would provide services related to increasing the liquidity of the Stacks Token with respect to markets serving non-U.S. persons, as discussed previously in a Form 1-U filed with the SEC on October 30, 2019. The Company paid GSR a setup fee and then a monthly retainer fee for the first six months for GSR’s provision of an analysis of the Stacks Tokens’ liquidity. In order to provide GSR with initial funds to engage in its activities related to liquidity, the Company provided GSR with a loan of bitcoin and ether in an amount equal in value to one million dollars (USD $1,000,000) (the “Debt Amount”). The Debt Amount will be repaid in either bitcoin or ether. One half of the repayment will simply be equal to one half of the amount of bitcoin or ether originally provided to GSR; the other half of the repayment will be equal in value to one half of the bitcoin or ether provided to GSR, with that value denominated either in Stacks Tokens on one hand or bitcoin or ether on the other, whichever is more favorable to GSR at the time of repayment.

Stacks Wallets

In June 2019, Blockstack provided an update to its Stacks Wallet, which had originally been released in December 2018. The upgraded Stacks Wallet is built on an open-source foundation, which will allow members of the Blockstack community to also build wallets of their own. The Stacks Wallet’s new functionality allows users to move their Stacks Token balances across Stacks Wallets and does not require a hardware device. Security was an important concern, and the upgraded Stacks Wallets have undergone security audits by both an outside auditor and the Blockstack team, and private keys are not stored on the Stacks Wallet. The Stacks Wallet is now compatible with Trezor One, Ledger Nano S and Ledger Blue, and can be downloaded for both macOS and Windows operating systems.

Airdrop

In October 2019, the Company entered into a Token Integration Agreement and related DDA with Blockchain Luxembourg S.A., société anonyme, a limited liability company organized under the laws of the Grand Duchy of Luxembourg (“Blockchain Luxembourg”) and Blockchain Access UK LTD, a limited company organized under the laws of England and Wales (“Blockchain Access” and, together with Blockchain Luxembourg, “Blockchain”). Under the Agreement, Blockchain Access would distribute Stacks Tokens in certain jurisdictions outside the United States, with each individual recipient receiving Stacks Tokens as part of Blockchain’s Airdrop Program (defined below). An airdrop of cryptocurrency is a free distribution of a cryptocurrency token or coin to a set of users (“Blockchain’s Airdrop Program”) and, with respect to Stacks Tokens, to users in certain jurisdictions outside the United States. These Stacks Tokens would be given away without either Blockchain or Blockstack receiving financial consideration from the airdrop recipients. Blockchain performed checks and verifications on participants in Blockchain’s Airdrop Program to ensure they were not residents of certain jurisdictions, including the United States and Canada. The Stacks Tokens that were included in the user grants were issued under Regulation S.

In order to facilitate the airdrop, Blockstack undertook certain technical integration procedures, which included: referring and directing airdrop inquiries to a Blockchain web property; making available a Blockstack core node by which recipients can reserve a Blockstack username; delivering control of a certain amount of Stacks Tokens to each network address provided to Blockstack by Blockchain; and ensuring that Stacks Tokens distributed through the airdrop will be nontransferable until the date a year and a day after the date they are distributed. Certain technical integration procedures were also undertaken by Blockchain, including certain checks and verifications on participants in Blockchain’s Airdrop Program to ensure they (and their associated network addresses) are not residents of certain jurisdictions, including the United States and Canada.

In January 2020, a hard fork of the Blockstack network distributed Stacks Tokens to over 300,000 individuals who participated in Blockchain’s Airdrop Program.

The agreement stipulated that Company would pay Blockchain fees of up to a maximum of $3.85 million payable in fiat, cryptocurrencies, and Stacks Tokens. Stacks Tokens received as payment by Blockchain are not transferable until a year and a day after the date of execution of the Agreement. Certain of the consideration payable to Blockchain was contingent upon the Blockstack network’s achievement of the Second Milestone. The achievement of the Second Milestone in January 2020 removed any contingency with respect to certain amounts of the consideration payable to Blockchain. The total compensation payable to Blockchain was dependent, in part, on the number of Verified Users (as defined under the partnership agreements for the LP funds) of the Blockstack network that received Stacks Tokens via Blockchain’s Airdrop Program.

Potential Competitive Landscape

Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. As the markets for blockchain technology and token offerings have grown, so has the competition. The size of the market opportunity to build a decentralized internet may attract potential competitors seeking to be a leader in the industry that Blockstack currently operates in. As Blockstack continues to develop its network and Stacks blockchain, we expect to face significant competition from emerging technology companies and established market participants, including but not limited to Ethereum, EOS, and Cardano, which also market themselves as platforms for decentralized applications, and Dfinity, Stellar and Cosmos, which, among other things, are also attempting to develop a more scalable blockchain technology. Our competition may also include companies with much larger resources than we possess, such as Facebook and Kakao, who have both announced plans to create permissioned blockchains.

Intellectual Property Matters

Aspects of the Blockstack network, software, Browser and other technology, including our virtualchain technology, include software covered by open source licenses, which include, by way of example, the GNU General Public License v3 open source license. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Blockstack network. If portions of our proprietary software are determined to be subject to an open source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open source software and technology, it could result in costly litigation or lead to negative public relations. Further, if portions of our proprietary software are determined to be subject to an open source license we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.

Blockstack’s blockchain software is released under the GNU General Public License v3 open source software license. Our virtualchain technology is patent pending. We currently have two issued patents. The Company has released a Patent Pledge under which we have pledged we will not initiate a lawsuit against any party for infringing these patents through activity relating to free or open-source software, except for defensive purposes. Our full Patent Pledge is available at https://www.blockstack.org/patents.

One or more competitors may obtain patents or other protections covering technology critical to the operation of Blockstack’s existing virtualchain technology or any future derivatives of the technology.

Occasionally, Blockstack may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, Blockstack is not aware of any patent infringement suits against it, or contemplated to be brought against it.

App Mining Program

On February 10, 2020, we disclosed that we had determined to pause our ongoing App Mining program following the distribution of the Stacks Tokens earned as rewards under the program during the month of February 2020 (the “February 2020 Distribution Date”) and that we would terminate the offering of Stacks Tokens under the App Mining program at the time of the February 2020 Distribution Date. On February 26, 2020, we distributed the Stacks Tokens earned as rewards for the month of February 2020, thus pausing the App Mining program. An aggregate of 10,138,561 Stacks Tokens were distributed throughout the term of the App Mining program. We have determined that if the App Mining program is restarted at any future time, it will not be controlled by us and will not be made under the offering statement qualified on July 10, 2019, as amended, by the SEC under Regulation A.

Legal Proceedings

As of the date of this report, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Blockstack Corporate Structure

Blockstack PBC

Blockstack PBC is a Delaware public benefit corporation.

Blockstack Token LLC

Blockstack Token LLC is a Delaware limited liability company and a wholly owned subsidiary of Blockstack PBC, founded for the purpose of developing the Stacks Tokens.

Blockstack Employee LLC

Blockstack Employee LLC was a Delaware limited liability company that was created to hold Stacks Tokens on behalf of the employees and contractors of Blockstack PBC and its affiliates that have been awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Blockstack Employee LLC was dissolved in June 2019.

Blockstack Token Fund GP and the AI and QP Funds

Blockstack Token Fund GP, LLC (“Token Fund GP”) is a Delaware limited liability company and a wholly owned subsidiary of Blockstack Token LLC. The Token Fund GP formed the AI Fund and the QP Fund. Token Fund GP operated as the general partner for both the AI Fund and the QP Fund. None of Blockstack PBC or its subsidiaries, including Blockstack Token LLC, had any equity interest in either of the AI Fund or the QP Fund. The AI Fund and QP Fund were dissolved in January 2020.

Blockstack Signature Fund 1

Signature Fund 1 is a Delaware limited liability company that is wholly owned by Blockstack PBC. Signature Fund 1’s primary assets are interests in privately held companies described above in “Development of the Business—Strategic Investments through the Blockstack Signature Fund”.

Blockstack Europe BV

Blockstack Europe BV, a Dutch Besloten vennootschap, is a wholly owned subsidiary of Blockstack PBC. Blockstack Europe BV operates as a service entity for Blockstack PBC’s operations in Europe.

Employees

As of December 31, 2019, we had 27 full-time employees, approximately 25% of whom have a masters, Ph.D. or other advanced degrees. 19 of our employees work out of our New York, New York, and Jersey City, New Jersey offices, and the remainder work remotely from California, Illinois, Pennsylvania, Washington D.C. and Georgia. We also work with several independent contractors in Canada and across Europe and Asia. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Government Regulation

The regulatory treatment of cryptocurrencies like the Stacks Tokens, related technologies like the Stacks blockchain and other blockchain technologies, and actors in the crypto-space like cryptocurrency exchanges is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the tokens, the network, and Blockstack generally operate.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks blockchain, the network and our related activities could severely impact our operations and the value of the Stacks Tokens. We may need to restructure operations significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by a government or self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain of our operations being viewed as impermissible, which could result in a need for us to dramatically alter or cease activities. Regulatory action could also affect the rights of holders of the Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Below is a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware. As discussed below, we generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

It is possible that at one point in the future, we will be able to treat the tokens as non-securities for purposes of applicable law in jurisdictions in which we currently treat them as securities. This could generally mean that the tokens and our business would be subject to fewer regulations and restrictions, although it is also possible that alternative regulatory regimes would take their place. Although, as described above in “Changes to the Stacks Network,” the board of directors of Blockstack PBC may review whether the Stacks Tokens should continue to be deemed securities under the Howey Test, with Blockstack as the issuer, upon the release and adoption of the Stacks Blockchain 2.0, we do not currently have significant guidance on when or how we will be able to treat the tokens as non-securities, and as a result we are, for current purposes, mainly focusing on the securities laws in the discussion below.

Securities Act Considerations

We currently treat the Stacks Tokens as securities because they may be considered “investment contracts” under the recent guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets, and in light of the current uncertainty as to how to evaluate when the Stacks Tokens no longer constitute securities under the federal and state securities laws of the United States. It is also possible that we will treat the Stacks Tokens as securities under the laws of certain foreign jurisdictions for the same reason.

Typically, offerings of securities in the United States are required to register under the Securities Act with the SEC and, in compliance with state law, with applicable state regulators. Our offering in July 2019 relied on an exemption from federal registration under the Securities Act provided by Regulation A, which also provides for preemption of state registration requirements, but which also currently limits issuances by a single issuer to offerings of no more than $50,000,000 each year. We have also taken the position that the commercial uses of the Stacks Tokens on the Blockstack network, including transfers between users, do not require registration or an exemption from registration under state securities laws.

Exchange Act Considerations

Registration as Transfer Agents

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC under the Exchange Act. Because Blockstack, the miners on the network and the network’s blockchain are involved in facilitating transfers in the Stacks Tokens, they could be viewed as engaging in these types of activities.

We have taken the position that Blockstack, the miners on the network, and the network’s blockchain are not required to register as transfer agents, both because the Stacks Tokens are not currently securities registered under Section 12 of the Exchange Act, and because none of the activities Blockstack, the miners, or the blockchain are involved in are described in the definition of a transfer agent. In addition, to the extent that certain activities that meet the definition of a transfer agent are performed automatically on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, we, the miners or the blockchain could be forced to register as a transfer agent and comply with applicable law, which could lead to significant costs to Blockstack or the miners and could force Blockstack to change or cease its operations. It could also lead to considerable uncertainty as to how we or the miners would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration as Clearing Agencies

Also under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. A clearing agency does not include any person solely by reason of performing a transfer agent function, specifically transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation. Because Blockstack, the miners on the network and the blockchain are involved in facilitating transfers in the Stacks Tokens, they could be viewed as engaging in these types of activities.

We have taken the position that Blockstack, the miners and the blockchain are not clearing agencies under the Exchange Act because the types of activities they engage in are not those described in the definition of a clearing agency. To the extent that these activities occur on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, Blockstack, the miners or the blockchain could be forced to register as a clearing agency and comply with applicable law, which could lead to significant costs to Blockstack or the miners and could force Blockstack to change or cease its operations. It could also lead to considerable uncertainty as to how we or the miners would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model.

Registration of the Network or the Browser as an Exchange or ATS

Entities that are engaged as “exchanges” or “ATSs” with respect to securities are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers. Because the network and the Browser facilitate transfers of the Stacks Tokens, they could be viewed as engaged in activities that would cause them to be exchanges or ATSs.

We have taken the position that neither the network nor the Browser should be viewed as an exchange or an ATS because neither will “bring together” anyone by sorting or organizing orders in the Stacks Tokens in a consolidated way or by receiving orders for processing and execution of transactions in the Stacks Tokens. Instead, each proposed transaction involving Stacks Tokens on the network will be individually negotiated and implemented. For example, transactions by users (such as developers or users of Decentralized Applications) will be posted on an individual basis.

We also take the position that payments on the network and the Browser for services do not involve “orders” of securities, because they are not primarily purchases of securities. Instead, these payments are commercial sales of access to Decentralized Applications or of items bought through in-app purchases.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the network and/or the Browser as an exchange or ATS and comply with applicable law, which could lead to significant costs to Blockstack and could force it to change or cease its operations.

Registration of Miners as Broker-Dealers

Under the Exchange Act, a “broker” is a person engaged in the business of effecting transactions in securities for the account of others. The staff of the SEC has indicated that receiving commissions or other transaction-related compensation is one of the determinative factors in deciding whether a person is “engaged in the business” of being a “broker,” in part because this “salesman’s stake” in a securities transaction incentivizes the recipient to encourage transactions that may or may not be appropriate for the parties involved. Because the miners on the network can receive mining rewards for completing new blocks on the blockchain (which may involve recording transactions in the Stacks Tokens) and incentive payments for recording certain transactions in the Stacks Tokens, they could be viewed as “brokers” receiving compensation based on transactions in securities.

We take the position that the payments received by miners do not cause them to become broker-dealers, because neither the mining rewards nor the incentive fees are transaction-based compensation, and the miners do not engage in broker-like activities. Mining payments on both the Bitcoin blockchain and the Stacks blockchain are generally paid in accordance with a preset algorithm upon the successful completion of a new block on the Blockchain, and it is not relevant whether the transactions recorded in the block are securities transactions. In addition, we believe the mining payments are most appropriately viewed as based on a miner’s efforts confirming operations and other factors unrelated to the Stacks Tokens themselves, not on securities transactions. Further, on the Stacks blockchain (once mining is live), mining rewards are received based on a miner being chosen as a leader, based on a randomization function. Finally, miners do not perform broker functions; they merely confirm that certain transactions have occurred.

It is possible that the SEC or another regulator would disagree with our position. If so, the miners could be forced to register as broker-dealers and comply with applicable law, or we could be forced to change the payment mechanisms or other aspects of mining operations, on the Blockstack network. Either development would disrupt our business significantly, perhaps making it prohibitive to operate the network, and would likely lead to a decrease or complete loss in the value of the Stacks Tokens.

Investment Company Act Considerations

The Investment Company Act regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Stacks Tokens and/or minority investment positions, and at times the value of those assets may surpass 40% of the value of a Company entity’s non-cash assets, Blockstack and its affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which our Company operates its business, nor are registered investment companies permitted to have many of the relationships that our Company has with its affiliated companies.

We believe we do not meet the definition of an investment company despite our holdings in tokens, because we believe it is reasonable to treat the Stacks Tokens as non-securities for purposes of the Investment Company Act in Blockstack’s own hands. This is due to the fact that any returns Blockstack might receive based on those tokens would be based on its own efforts and not the efforts of others. As a result, the tokens would not be “investment contracts” and not securities.

It is possible that a regulator could disagree with this position. If so, and we were to inadvertently meet the definition of an investment company as a result, it could require us to significantly alter our business, including by changing our strategy for distributing the tokens and other operations.

We intend to monitor our minority investments and structure them to ensure that they do not cause any Company entity to become an investment company. This may mean that we structure investments in third-party companies in a less advantageous manner than otherwise and that we will avoid otherwise economically desirable transactions. However, events beyond our control, including significant appreciation or depreciation in the market value of our non-cash assets, any investment securities we hold or adverse developments with respect to our ownership of those securities, could result in us inadvertently becoming an investment company.

If so, there would be a risk that we could suffer material adverse consequences. These would include, among others, becoming subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by our Company during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

Reporting Company Considerations

Under Regulation A, we have limited ongoing reporting obligations to investors relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company’s securities. We do not intend to engage a transfer agent with respect to the tokens, because, among other reasons, the types of activities a transfer agent would normally engage in are performed automatically on the blockchain. As a result, as a practical matter, we also do not think we would be able to comply with the transfer agent requirement, and we do not think it applies to or would provide additional investor protections.

It is possible that a regulator would disagree with this position and, as a result, require us to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations, which in turn could affect the value of the tokens.

Regulation M

Regulation M under the Exchange Act generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. Because in certain circumstances we may be selling Stacks Tokens at the same time that users of the network can burn tokens to pay fees, Blockstack may be viewed as receiving Stacks Tokens at the same time that it is selling them under Regulation A. However, we believe that the burning of Stacks Tokens is not a transfer of securities to Blockstack, because the person burning Stacks Tokens sends them to a “blackhole” address that, according to an independently verifiable mathematical proof that no one in the world, including Blockstack, can access. In addition, Blockstack does not receive Stacks Tokens for network operations. As a result, we do not believe that activities on the network are in violation of Regulation M.

It is possible that a regulator would disagree with this position. If so, we may be required to significantly restructure the transactions on the network, which could lead to significant costs to the Company and could force it to change or cease the operations of the network. This would result in a loss or decrease in value of the Stacks Tokens.

New York BitLicense Considerations

We have offered Stacks Tokens to residents of the state of New York. We are not licensed to conduct a virtual currency business in New York or any other state. We have, however, taken the position that the State of New York’s BitLicense Regulatory Framework does not apply to the offer and sale of securities like the Stacks Tokens—including issuances pursuant to SAFTs personally issued to persons located in New York. We are also taking the position that the securities offered pursuant to the Offering Circular are “covered securities” as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense Regulatory Framework is preempted under federal law with respect to Stacks Tokens offered under the Offering Circular. Currently, New York is the only state that requires a license to operate a virtual currency business, but it is possible that other states may require licenses in the future. If additional states begin to regulate virtual currency businesses as New York has, or impose other regulatory restrictions, and take the position that we or other Blockstack network participants are operating regulated virtual currency businesses, it could have a material adverse effect on our ability to operate in those states, or for holders of the tokens to engage in any activities related to the tokens in those states, which could affect the value of the Stacks Tokens. This could also lead to the potential legal consequences described above with regard to New York.

Money Transmitter and Money Services Business Considerations

Under the Bank Secrecy Act of 1970 (the “BSA”) and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts selling or otherwise transacting in tokens. A money transmitter is generally any person that provides “money transmission services” or is “engaged in the transfer of funds.” At a high level, this definition applies if a person is an intermediary between other people who are exchanging one form of currency for another. Among other things, money transmitters are required to comply with certain anti-money laundering (“AML”) laws and regulations, including developing and implementing an AML compliance program, which can be costly. Money transmitters also have state registration requirements.

US Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) has provided some guidance regarding the application of the BSA to activities involving tokens, including a statement on May 9, 2019 entitled Application of FinCEN’s Regulations to Certain Business Models Involving Virtual Currencies, but FinCEN’s guidance nonetheless is limited and it remains unclear in many cases whether and when conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. We believe that no Blockstack entity meets the definition of a money transmitter or a money services business, because we do not think that Blockstack is engaged in the “transfer of funds” or acting as an intermediary for exchange of currencies as covered by the BSA. We have not consulted with FinCEN on the application of the BSA to Blockstack. If Blockstack were deemed to be a money transmitter and/or a money services business, it could be subject to significant additional regulation, which could affect our operations and potentially affect the value of the Stacks Tokens.

Foreign Considerations

We may also be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the General Data Protection Regulation, blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which Blockstack exists, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies, and coin and token offerings such as those we are involved in face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect the tokens or the Stacks blockchain.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts. This risk may also be increased by the fact that the Blockstack network crosses jurisdictional lines, and we will not always be in control of all activities on the network.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the adoption and value of the tokens and our operations.

Recent Developments

In December 2019, a novel strain of coronavirus began to and is continuing to spread throughout the world, including the United States. Beginning in March 2020, the United States Government, as well as state, county and local authorities and other foreign governments instituted emergency measures as a result of the COVID-19 virus outbreak. The outbreak is having an impact on the global economy, resulting in rapidly changing market and economic conditions. The extent to which COVID-19 may affect our business, financial position, and results of operations depends on future developments, which are highly uncertain and cannot be predicted. Blockstack is based in New York, which has been severely affected by the pandemic and is currently under a shelter-in-place order, and many of our developers are located in areas that have been similarly affected by the pandemic. It is possible that COVID-19 could disrupt the work of developers and that the changing economic conditions could decrease demand for a wide range of products, including decentralized apps on the Blockstack network.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Blockstack’s financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Blockstack’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a technology company that is developing an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications. The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data.

Decentralized applications in our vision are applications that allow users to do anything possible using the applications commonly found on today’s internet and mobile app stores, with comparable performance and reliability, but which also allow users to control their own data and make informed decisions about whom to trust. We believe there is a strong demand, which has not yet been met, for applications that follow the above principles. We believe that a significant percentage of internet users do not trust the current model of centralized applications and are motivated to find an alternative.

Since our inception, our short-term strategy has and continues to be to devote all of our resources to the development of the Blockstack network and to develop open-source software enabling developers to build applications on the network, focusing specifically on the development of the Stacks Tokens and Stacks blockchain as part of that development. The Blockstack network has been live and accepting new user accounts for registration since 2015. Blockstack has financed the above activities through sales of its preferred equity and common stock and through forward sales of Stacks Tokens from 2017 through 2019.

In 2017 and 2018 Blockstack sold approximately 395 million tokens for a total amount of $47.4 million in private token sales in reliance of the exemption offered by Regulation D of the Securities Act.

In 2019, Blockstack sold approximately 75 million tokens for a total amount of $15.4 million in a cash offering pursuant to Tier 2 of Regulation A of the Securities Act. Concurrently with the above offering, Blockstack also sold approximately 31 million tokens for a total amount of $7.6 million in a private placement exempt from the registration requirements of the Securities Act, under Regulation S.

Components of Results of Operations

Revenue

Blockstack recognizes proceeds of Stacks Token sales as revenue from research and development arrangements (2017 and 2018 token sales) and revenue from token delivery arrangements (2019 token sales).

Operating Expenses

Blockstack’s operating expenses are classified as compensation expenses, advertising and marketing, general and administrative and research and development. Overhead costs, such as information technology and facility costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, stock-based compensation expense, token compensation expense, payroll taxes, employee benefits costs and certain subcontractor costs.

Advertising and Marketing

Advertising and marketing expenses consist primarily of advertising, incentives for application developers, corporate marketing, public relations, promotional items, events and conferences and fees paid for software or applications used for advertising and marketing.

General and Administrative

General and administrative expenses consist of office expenses, costs of legal and professional services, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to insurance, dues and subscriptions, and printing and postage.

Research and Development

Research and development expenses represent costs incurred by Blockstack for the development of the Blockstack network, the Stacks Tokens, the Stacks blockchain, and Blockstack’s decentralized application ecosystem, and primarily include: related salaries and costs, and fees paid to consultants and outside service providers.

Other Income

Other income primarily consists of various noncash gains related to tokens, gain from sale of digital currencies and interest income.

Results of Operations

The following table sets forth selected consolidated statements of income data for each of the annual periods indicated:

	Year Ended December 31,
	2019	2018
	(amounts in thousands)
Revenue	$23,344	$36,763
Operating expenses:
Compensation expense	9,619	4,135
Advertising and marketing	7,793	757
General and administrative	5,877	3,972
Research and development	1,519	1,504
Impairment of digital currencies	4,854	8,259

Total operating expenses	29,662	18,627
Nonoperating income	11,692	181

Income before income taxes	5,374	18,317
Income taxes	2,491	6,637

Net income before non-controlling interest	2,883	11,680
Net loss allocable to non-controlling interest	537	3,933

Net income attributable to Blockstack PBC	$3,420	$15,613

Year ended December 31, 2019 Compared to Year ended December 31, 2018

Discussion of the results for the year ended December 31, 2019 compared to the year ended December 31, 2018 follows:

Revenue

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Revenue	$23,344	$36,763	$(13,419)	(37)%

Revenue, primarily from token sales, decreased by $13.4 million for the year ended December 31, 2019. Revenue for the year ended December 31, 2018 pertained to token development arrangements relating to the 2017 and 2018 token sales. Revenue for the year ended December 31, 2019 was primarily related to delivery of tokens sold in 2019 token sales. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” below for details.

Compensation Expenses

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Compensation expenses	$9,619	$4,135	$5,484	133%

Compensation expenses increased by $5.5 million for the year ended December 31, 2019, primarily due to noncash token compensation expense of $6.2 million related to vesting of tokens sold to employees, partially offset by $0.7 million of lower severance and vacation pay.

Advertising and Marketing Expenses

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Advertising and marketing expenses	$7,793	$757	$7,036	929%

Advertising and marketing expenses increased by $7.0 million the year ended December 31, 2019 primarily due to expenses related to the 2019 token sales and other marketing initiatives. Corporate marketing expenses were higher by $3.7 million (including $2.1 million of noncash expenses), expenses related to incentives for application developers and application reviewers were higher by of $2.7 million (including $1.0 million of noncash expenses), digital marketing expenses and event and conferences were higher by $0.6 million in total.

General and Administrative Expenses

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
General and administrative expenses	$5,877	$3,972	$1,905	48%

General and administrative expenses increased $1.9 million for the year ended December 31, 2019 primarily due to a $1.1 million increase in professional fees (legal, accounting/audit and consulting) driven by expenses related to the 2019 token sales. The remainder of the increase is attributable to insurance expense, occupancy costs, technology expense, and travel and entertainment.

Research and Development Expenses

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Research and development expenses	$1,519	$1,504	$15	1%

Research and development expenses were flat year over year. A $0.5 million increase in salary costs associated with an increase in headcount was completely offset by $0.5 million reduction in subcontractor and consulting costs.

Impairment of Digital Currencies

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Impairment of digital currencies	$4,854	$8,259	$(3,405)	(41)%

Impairment of digital currencies decreased by $3.4 million (noncash) for the year ended December 31, 2019 due to lower incremental declines in the market prices of Bitcoin and Ether during the year.

Nonoperating income

	Year Ended December 31,		Change
	2019	2018	Amount	%
	(amounts in thousands)
Nonoperating income	$11,692	$181	$11,511	Not meaningful

Nonoperating income increased by $11.5 million for the year ended December 31, 2019 primarily due to a noncash gain of $6.4 million from the vesting of tokens sold to employees, a noncash gain of $3.0 million from tokens granted to third parties and a $2.1 million gain on sale of digital currencies.

Income tax expenses

	Year Ended December 31,			Change
	2019	2018	Amount	%
	(amounts in thousands)
Income tax expenses	$2,491	$6,637	$(4,146)	(62)%

Income tax expenses decreased by $4.1 million for the year ended December 31, 2019 primarily due to a $12.9 million decrease in income before income taxes.

Trend Information

Revenue Trends

Blockstack’s revenue can vary significantly based on demand for Stacks Tokens, the timing of revenue recognition and whether Stacks Token sales are effected through consolidated funds. Blockstack does not expect to generate revenue from Stacks Token sales in the future (other than sales of Stacks Tokens from its treasury holdings which may be classified as nonoperating income).

Costs and Expenses Trends

Blockstack expects its operating expenses to reduce for the fiscal year ending December 31, 2020. The reduction in costs is anticipated to be primarily in advertising and marketing costs (termination of incentives for application developers and general reduction in marketing initiatives) and professional fees (legal, accounting fees and consulting costs) and is expected to be partially offset by an increase in compensation expenses associated with the hiring of additional personnel.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility in the year ended December 31, 2019. As of December 31, 2019, the market price of one Ether was $130 and the market price of one Bitcoin was $7,194, representing a decrease of 2% and an increase of 93%, respectively, from their prices as of December 31, 2018. Blockstack records impairment charges when the fair value of Bitcoin and Ether decreases; increases in fair value are not reflected in Blockstack’s results until the currencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Blockstack has funded operations almost entirely through sales of Stacks Tokens in 2017-2018 and 2019. Blockstack’s unrestricted cash on hand as of December 31, 2018 was $21.1 million and its restricted cash on hand was $4.4 million. As of December 31, 2019, Blockstack’s unrestricted cash on hand was $14.2 million and its restricted cash on hand was $4.4 million. Blockstack’s restricted cash on hand is subject to a performance-based milestone.

Blockstack may sell portions of its cryptocurrencies in order to finance Blockstack’s activities, depending on market conditions and to the extent such cryptocurrencies are unrestricted. As of December 31, 2019, Blockstack had cryptocurrency reserves of $7.8 million, of which $2.4 million was restricted, and as of such date held $3.8 million of Bitcoin and $4.0 million of Ether, respectively, as a result of our private placements and the 2019 sales. Blockstack’s restricted cryptocurrencies are subject to a performance-based milestone. Because of volatility in the price of cryptocurrencies, Blockstack’s ability to raise cash from the sale of digital currencies is subject to significant variability. Further, Blockstack may be required to sell increasingly large amounts of its cryptocurrencies in order to raise similar amounts of funds as a result of volatility in the market prices of cryptocurrencies, which may lead to significant variability in the amount of cash that may be raised from the sale of all of its cryptocurrencies.

Restrictions on Blockstack’s cash and cryptocurrency reserves derive from the fact that under the relevant token sale agreements, up to 40% of the proceeds of certain sales remained subject to refund as of December 31, 2019 if a particular performance-based milestone was not met. Blockstack achieved the performance-based milestone in January 2020 and the restricted cash and cryptocurrencies are no longer subject to any contingencies and are available for use by Blockstack to fund its operations.

Blockstack raised approximately $23.0 million in cash and cryptocurrencies in 2019 through sales of Stacks Tokens in the Regulation A and Regulation S cash offerings, which have now ended. Additionally, with the successful delivery of the Stacks Tokens to purchasers pursuant to a hard fork, these proceeds are no longer subject to the possibility of being returned to the purchasers.

If Blockstack is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Alternatively, Blockstack may be able to raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, where Blockstack may have to relinquish valuable rights to its proprietary software, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to Blockstack. The occurrence of any of these events could harm Blockstack’s business, results of operations and future prospects, and affect the value of the Stacks Tokens.

The following table summarizes Blockstack’s cash flows for the periods indicated:

	Year Ended December 31,
	2019	2018
	(amounts in thousands)
Net cash from operating activities	$(13,924)	$4,200
Net cash from investing activities	$6,984	$(397)
Net cash from financing activities	$—	$508

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Blockstack’s net income adjusted for noncash charges and changes in operating assets and liabilities. Blockstack’s operating activities contain large noncash adjustments related to the vesting of tokens sold to employees, use of tokens to compensate application developers and vendors and impairment charges on digital currencies.

Net cash from operating activities during the years ended December 31, 2019 and 2018 was $13.9 million (net outflow) and $4.2 million, respectively.

Net Cash from Investing Activities

Blockstack’s investing activities have consisted primarily of sales of digital currencies and investments in other startup companies.

Net cash from investing activities during 2019 was $7.0 million, primarily consisting of $7.8 million from proceeds received from sale of digital currencies, partially offset by $0.7 million of investments in other startup companies.

Net cash from investing activities during 2018 showed net outflows of $0.4 million, consisting primarily of investments in other startup companies.

Net Cash from Financing Activities

Net cash from financing activities for the year ended December 31, 2019 and 2018 was $0 and $0.5 million, respectively. Net cash from financing activities in 2018 primarily related to contribution from non-controlling interest holders.

Material Capital Commitments

We currently have no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Blockstack did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

During the periods covered by the financial statements, Blockstack was an early-stage private company and has relied primarily upon external accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of Blockstack’s 2018 consolidated financial statements, our external auditors identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Blockstack identified the following material weaknesses in our internal control over financial reporting:

•	the 2018 consolidated financial statements were restated due to errors in the recognition of revenue.

During 2018 and 2019, Blockstack took definitive steps to address the controls that contributed to material weaknesses, including the following:

•

hiring of a dedicated financial controller, Saurabh Pathak, who has since been promoted to the positions of Principal Financial Officer and Principal Accounting Officer under the title Head of Finance and Accounting;

•	hiring of additional finance and accounting personnel, including an accounting manager;

•

increased use of an outside consulting firm, Chord Advisors, LLC to assist with Blockstack’s technical accounting needs (this firm specializes in providing technical accounting advice to public and private companies, and the founders are former Big 4 National Office alumni); and

•	building out and documenting policies and procedures related to financial reporting and accounting practices.

As a result of the above steps taken by Blockstack to improve the internal control environment, management determined there were no material weakness noted in its 2019 audited consolidated financial statements.

Critical Accounting Policies and Estimates

Blockstack’s management’s discussion and analysis of Blockstack’s financial condition and results of operations is based on Blockstack’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires Blockstack to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Blockstack’s estimates are based on its historical experience and on various other factors that Blockstack believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Blockstack believes that the accounting policies discussed below are critical to understanding Blockstack’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Blockstack accounts for its Regulation D token issuances as research and development arrangements under Accounting Standards Codification (“ASC”) 730, Research and Development Arrangements. At the time of the token issuances, and prior to achievement of the First Milestone, Blockstack faced significant hurdles in developing a live, decentralized network with token functionality, so technological feasibility had not been established, and all of Blockstack’s development costs were expensed.

Under these arrangements, Blockstack’s obligations included successful development of a live, operational network with token functionality (the “First Milestone”). With respect to arrangements made in regard to Blockstack Token Fund QP LP and Blockstack Token Fund AI LP (the “LP funds”), Blockstack’s obligations also included development activities to make the network more attractive to both users and developers, as measured by achievement of a hurdle of one million Verified Users (as defined under the partnership agreements for the LP funds) on the network by January 2020 (the “Second Milestone”).

With respect to the development arrangements for Blockstack’s simple agreements for future tokens (“SAFTs”), non-refundable consideration received (20% of total proceeds received from these purchasers) was recognized over the estimated development period in proportion to development costs incurred over total estimated costs. 80% of the total proceeds received was potentially refundable; pursuant to the terms of the SAFTs, a SAFT terminates upon the earlier to occur of certain events, including the issuance of tokens to the SAFT purchaser upon the satisfaction of the First Milestone, the payment of amounts payable to the SAFT purchaser upon the failure to achieve the First Milestone by January 30, 2019 or prior to the dissolution of Blockstack, or the determination by Blockstack that it would not satisfy the First Milestone. If the SAFT terminated without satisfaction of the First Milestone, 80% of the SAFT purchaser’s purchase amount would have been refundable.

At the time of achievement of the First Milestone in November 2018, Blockstack issued the tokens to the SAFT purchasers, and all remaining consideration (i.e., 80% of the proceeds received) was recognized as revenue. Upon achievement of the First Milestone, Blockstack concluded that it had fulfilled its obligations to the SAFT purchasers, and Blockstack has no remaining contractual obligations with respect to the further development of the network or the enhancement of the tokens issued or with respect to any refunds. Further, Blockstack has determined that there are no surrounding conditions that would make it probable that it would repay any of the SAFT purchase amounts regardless of Stacks Token delivery.

Prior to their dissolution in January 2020, Blockstack consolidated the LP funds; refundable portions of the LP funds’ investment were classified as non-controlling interest rather than a liability. With respect to the LP arrangements, similar to the SAFT issuances, 80% of the total proceeds received were potentially refundable. Pursuant to the terms of the LP partnership agreements, the LP Funds dissolved in January 2020; in the event that Blockstack had failed to meet the First Milestone prior to dissolution, 80% of the LP member’s purchase amount would have been refundable; in the event that Blockstack failed to meet the Second Milestone (having met the First Milestone), only 40% of the LP members’ purchase amount would be refundable. The non-refundable consideration (20%) was not recognized as revenue over the development period as the LP funds were consolidated entities. Upon achievement of the First Milestone, however, Blockstack issued the tokens to the LP funds, and these were distributed outside of the consolidated entity to the LP fund investors. Blockstack concluded that this was a non-monetary transaction (a non-reciprocal transaction with owners), which should be accounted at fair value. Fair value was determined based on the market approach. Blockstack did not recognize further revenue from the LP fund issuances despite the achievement of the Second Milestone.

Substantially all of Blockstack’s research and development expenses for the year ended December 31, 2018 relate to the token development arrangements. Research and development expenses for the year ended December 31, 2019 relate to ongoing network development.

Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone, Blockstack continues to expense all further research and development costs.

The vouchers issued by Blockstack to Stacks Token purchasers did not contain enforceable rights and obligations. As such, Blockstack concluded that the voucher issuance had no accounting impact until the vouchers were honored.

Blockstack concluded that the nature of the Regulation A and Regulation S token issuances is not a contract to perform software development for consideration received. For these token issuances there is only one performance obligation which is to deliver the tokens to the purchasers’ wallets. As such, Blockstack has recorded revenue from these token offerings when the tokens were delivered to the purchasers’ wallets and is disclosed as revenue from token delivery arrangements on the consolidated statement of income.

Item 3.	Directors and Officers

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of the date hereof are as set forth below:

Name	Age	Position	Term of Office (1)

Executive Officers

Muneeb Ali	38	Chief Executive Officer and Director, Blockstack PBC Managing Partner, Blockstack Token LLC

Blockstack PBC (Chief Executive Officer): October 2018-Present; Blockstack PBC (Co-Chief Executive Officer): October 2017-October 2018 Blockstack PBC (Director): June 2013-present

Blockstack Token LLC: September 2017-present

Jesse Soslow	36	Head of Legal and Operations, Blockstack Token LLC and Blockstack PBC	Blockstack PBC: March 2018-present Blockstack Token LLC: September 2018-present

Patrick Stanley	31	Head of Growth, Blockstack PBC	August 2017-present

Jeffrey Domke	38	Head of Product, Blockstack PBC	August 2018-present

Diwaker Gupta	38	Head of Engineering, Blockstack PBC	May 2019-present

Saurabh Pathak	46	Head of Finance and Accounting, Blockstack PBC	December 2018-present

Key Employees

Aaron Blankstein	32	Engineering Partner, Blockstack PBC	April 2017-present

Jude Nelson	32	Engineering Partner, Blockstack PBC	May 2015-present

Directors

Albert Wenger	53	Director of Blockstack PBC	December 2016-present

Jaswinder Singh	55	Director of Blockstack PBC	October 2018-present

(1) All terms of office are indefinite.

(2) Mr. Wenger became a member of our board of directors pursuant to a Voting Agreement entered into between Blockstack PBC, Union Square Ventures and other parties. See “Certain Relationships and Related Party Transactions — Voting Agreement” below for additional information.

Executive Officers

Dr. Muneeb Ali, 38, co-founded Blockstack PBC in 2013 and serves as the CEO of Blockstack PBC. He served as Chief Technology Officer from June 2013 until October 2017. He became Co-CEO of Blockstack PBC in October 2017, and he is currently serving as CEO for an indefinite term. He has been serving as a Director of Blockstack PBC since June 2013 and continues to serve for an indefinite term. He also serves Token LLC as a Managing Partner since in September 2017 and is serving for an indefinite term. He received his Ph.D. in Computer Science from Princeton University in 2017, and a Masters in Computer Science from Princeton University in 2011, both specializing in distributed systems. At Princeton, he worked in the Systems & Networks group and at PlanetLab—the world’s first cloud computing testbed. Earlier, he worked at the Embedded Software group at the Delft University of Technology in the Netherlands and was a Visiting Researcher at Stanford University and the Swedish Institute of Computer Science. Muneeb gives guest lectures on cloud computing at Princeton University, and his research publications have over 1,400 citations.

Jesse Soslow, 36, served as the Head of Legal and Finance at Blockstack PBC and Blockstack Token LLC from March 2018 to September 2019, after which he became Head of Legal and Operations. He started his role at Blockstack in March 2018 and is currently serving for an indefinite term. Prior to joining Blockstack, Jesse was a member of the executive team at Everwise Corporation, a Series B startup backed by Sequoia Capital, from October 2013 to January 2018. At Everwise, Jesse ran the legal, finance and operations functions for the company. Prior to Everwise, Jesse worked as a technology transactions attorney at the international law firm of Morrison & Foerster LLP. He holds a B.A., summa cum laude, in mathematics, and a J.D., cum laude, both from the University of Pennsylvania.

Patrick Stanley, 31, has served as the Head of Growth at Blockstack PBC since 2017. He served the company as a Growth Consultant from January 2017 to August 2017. In August 2017, he became a full-time employee as a Growth Partner. He became Head of Growth in July 2018 and is currently serving for an indefinite term. Prior to Blockstack, Patrick joined Earnest, a data-driven online lender backed by Andreessen Horowitz, in 2013 as its first employee. In a growth role, he helped scale it to over 200 employees and $2 billion in loan originations. Prior to 2013, Patrick was the founder of Ellison, a social impact startup that funded cataract surgeries through retail goods sales. Patrick also served as the founding member of the Commodity Customer Coalition, which successfully advanced customer claims in the aftermath of the MF Global $1.5 billion shortfall. He received a degree in economics from Johns Hopkins University.

Jeffrey Domke, 38, joined Blockstack as a contractor in March 2018 and has served as our Head of Product since August 2018. Previously, he was the Chief Product Officer and the first hire at CompStak, a commercial real estate analytics technology startup. He previously worked in design and product management consulting for Capital One, Y Brand, and Landor Associates. Jeff holds a Bachelor of Science degree in Graphic Design from Arizona State University.

Dr. Diwaker Gupta, 38, serves as the Head of Engineering at Blockstack PBC as of May 2019. Prior to Blockstack, Diwaker spent 4 years at Dropbox in a variety of leadership roles. Most recently at Dropbox, he led engineering for the Intelligence group that encompassed Search Infrastructure, Search Quality, Machine Learning, ML Platform and a product team. During his tenure at Dropbox, Diwaker oversaw major infrastructure initiatives and product launches, including a new search engine for Dropbox. Prior to Dropbox, Diwaker was on the founding team at Maginatics, an enterprise storage startup building a next-generation cloud-native filesystem acquired by EMC in late 2014. Diwaker received his M.S and Ph.D. in Computer Science from the University of California, San Diego in 2009 and his research publications have been cited more than 3,000 times.

Saurabh Pathak, 46, served as our Controller from December 2018 to September 2019, after which was promoted to Head of Finance and Accounting, a role in which he is currently serving for an indefinite term. Prior to Blockstack, Saurabh worked at BlackRock for 10 years where most recently he was the Controller for the Americas region and the Chief Financial Officer of BlackRock Canada. His previous work experience includes stints at Ernst & Young and Deloitte & Touche. Saurabh is a Chartered Accountant and a Certified Public Accountant and holds a Series 27 license. He obtained his Bachelors in Accounting from Mumbai University.

Key Employees

Aaron Blankstein, 32, joined the Blockstack engineering team in April 2017, while finishing work on his Ph.D. He received his Ph.D. from Princeton University in September of 2017. Prior to joining Blockstack, Mr. Blankstein worked as a doctoral researcher in the Systems and Networking lab at Princeton from September 2011 until he defended his thesis in June of 2017, while doing multiple research internships at Microsoft Research. Prior to his doctoral research, Mr. Blankstein completed a Masters in Engineering at MIT, completing his thesis in the Programming Methodologies Group in CSAIL. He received bachelor’s degrees in Computer Science and Mathematics from the Massachusetts Institute of Technology in 2010. His research has spanned a range of topics, mostly focusing on web application performance and security. He’s worked in information flow tracking systems, caching algorithms, compilers, and applied cryptography, and has over 10+ years of Emacs usage. He and his collaborators’ research has won awards including the PET Award for Outstanding Research in Privacy Enhancing Technologies.

Jude Nelson, 32, joined the Blockstack engineering team in May 2015 while finishing work on his Ph.D. He received his MA and Ph.D. from Princeton University in May of 2018. Prior to joining Blockstack, Mr. Nelson worked as a doctoral researcher in the PlanetLab research group at Princeton from September 2010 until he defended his thesis in May 2018. During this time, he has done internships at IBM and Verivue (now owned by Akamai). His research focused on building programmable wide-area storage systems that preserve application-defined storage semantics, end-to-end across untrusted cloud storage providers and content distribution networks. During his tenure at Princeton, the PlanetLab project received the 2013 ACM SIGCOMM Test of Time award. Prior to his doctoral research, Mr. Nelson completed his B.S. in computer science at the University of Arizona in 2010, where he did research on secure software package management for PlanetLab, focusing on using machine learning to inform protocol selection for distributing software packages across heterogeneous wide-area networks. Dr. Nelson also serves as Co-Chair of the Identifiers, Names, and Discovery working group at Decentralized Identity Foundation.

Board of Directors

Albert Wenger, 53, has served as a member of the board of directors of Blockstack PBC since December 2016 and is currently serving for an indefinite term. Mr. Wenger is a managing partner at Union Square Ventures (“USV”), where he has led a variety of investments, including USV’s investments in Etsy (IPO), MongoDB (IPO), Twilio (IPO), Behance (acquired by Adobe) and Firebase (acquired by Google). Before joining USV in 2006, Mr. Wenger was the president of del.icio.us (http://del.icio.us/) until it was sold to Yahoo in 2005. Mr. Wenger currently serves as a member of the board of directors of Foursquare, Sift Science, and Wattpad, among others. Mr. Wenger received a bachelor’s degree in economics and computer science from Harvard College in 1990 and a Ph.D. in information technology from the Massachusetts Institute of Technology in 1999. We believe Mr. Wenger’s experience in the information systems industry, both as an executive and director, qualify him to serve on our board.

Jaswinder Pal (JP) Singh, 55 has served as a member of the board of directors of Blockstack PBC since October 2018 and is currently serving for an indefinite term. He has been a Professor of Computer Science at Princeton University since 1995. Since 2010, Professor Singh has directed the Princeton CTO Program, which trains students to become highly effective chief technology officers by encouraging understanding not only of technology but also of business and society. From 2000 to 2005 Professor Singh was co-founder and chief technical officer of FirstRain Inc., a business analytics company, where he led the development of novel and award-winning technologies and products for precise information extraction from Web pages in the presence of changes, for topic-specific crawling and information discovery, for high-relevance search, and for large-scale content-based publish-subscribe. Professor Singh received his bachelor’s degree from Princeton in 1987 and earned master’s and doctoral degrees in electrical engineering from Stanford in 1989 and 1993, respectively. Among his honors are the Presidential Early Career Award for Scientists and Engineers (PECASE), awarded by the National Science Foundation, and a Sloan research fellowship, both in 1997. He is a member of the Association for Computing Machinery and the Institute of Electrical and Electronics Engineers Inc.

Mr. Ali makes up the remaining member of our board of directors and is the managing partner of Blockstack Token LLC.

Board Composition and Risk Oversight

The board of directors of Blockstack PBC is currently composed of three members. The certificate of incorporation and bylaws provide that the number of directors shall be at least one and will be fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2019, the board of directors met four times. All members of the board of directors attended all of the meetings.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of Blockstack PBC provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of Blockstack PBC and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We have obtained and expect to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Manager and Director Compensation

To date, only one of Blockstack’s directors has received any cash, equity or token compensation for serving on its board of directors. In connection with Jaswinder Pal (JP) Singh’s appointment as a member of our board of directors in October 2018, Blockstack Employee LLC issued him 2,500,000 of Blockstack Employee LLC’s units pursuant to the 2017 Plan. The units issued to Mr. Singh vest at a rate of one twenty-fourth of the issued units per month, subject to Mr. Singh’s continued service to Blockstack. In January 2019, Mr. Singh was also granted options to purchase 78,510 shares of Blockstack PBC’s common stock at $2.69 per share. One twenty-fourth (1/24th) of the shares subject to this option shall vest each month on the same day of the month as the vesting commencement date of October 1, 2018 (or if there is no corresponding day, on the last day of the month), subject to Mr. Singh continuing to be a service provider through each such vesting date. In 2018, Mr. Singh also received a consulting fee of $46,200.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the year ended December 31, 2019 (our “named executive officers”):

Name and Principal Position	Year	Salary	Severance	Bonus	Option Awards	Restricted Token Unit Awards*	All Other Compensation	Total
Diwaker Gupta
Head of Engineering	2019	$166,666		$65,000	$263,794	$459,000	$6,500	$895,959
Jeffrey Domke
Head of Product	2019	$186,667		$—	$64,191	$224,000	$3,733	$478,591
Jesse Soslow
Head of Legal and Operations	2019	$186,667		$—	$11,747	$256,000	$4,925	$459,338

* Noncash award of restricted token units (see Restricted Token Unit Awards section below). Value of restricted token unit awards is based on their fair value on the date of grant.

Unit Awards. Certain of our named executive officers were eligible to receive awards under Blockstack Employee LLC’s 2017 Equity Incentive Plan (the “2017 Plan”) adopted by Blockstack Employee LLC’s board of managers and approved by Blockstack Employee LLC’s members. This plan was terminated in 2019. The 2017 Plan permitted the grant of options to purchase Blockstack Employee LLC’s units and awards of restricted units to any of our and any of our affiliates’ employees, managers, officers, eligible consultants, and other eligible service providers. The aggregate number of Blockstack Employee LLC’s units that could be issued pursuant to awards granted under the 2017 Plan was 74,509,321. Subject to the provisions of the 2017 Plan, the recipients of awards granted under the 2017 Plan and the terms and conditions of such awards (including the number of units, the exercise price (if any), and the vesting conditions (if any)) were determined by Blockstack Employee LLC’s board of managers, who administered the 2017 Plan. Awards were generally not transferable.

As described above in “Business—Blockstack Corporate Structure,” Blockstack PBC has dissolved Blockstack Employee LLC and has distributed all Stacks Tokens to the holders of Class B units, with one Stacks Token distributed for each Class B unit held.

2016 Equity Incentive Plan

Option Awards. Our named executive officers are eligible to receive awards under Blockstack PBC’s 2016 Equity Incentive Plan (the “2016 Plan”). Our board of directors adopted, and our stockholders approved, its 2016 Equity Incentive Plan in 2016. The 2016 Plan became effective as of its approval by our board of directors. The 2016 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the adjustment provisions of the 2016 Plan described below, a total of 2,690,519 shares of our common stock as of April 15, 2020 (and 2,055,394 shares of our common stock as of December 31, 2019) are reserved for issuance pursuant to the 2016 Plan. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock and restricted stock units, is forfeited or repurchased due to the failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares), which were subject to such award will become available for future grant or sale under the 2016 Plan. Shares that have actually been issued under the Plan under any award will not be returned to the 2016 Plan and will not become available for future distribution under the 2016 Plan, except that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by the Company or are forfeited to the Company due to the failure to vest, such shares will become available for future grant under the Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Plan. To the extent an award under the 2016 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2016 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2016 Plan. Subject to the provisions of the 2016 Plan, the administrator has the power to administer the plan, including but not limited to the power: to determine the fair market value of a share for the purposes of the 2016 Plan; to select the individuals to whom awards will be granted; to determine the number of shares to be covered by each award; to approve forms of award agreements for use under the 2016 Plan; to determine the terms and conditions of any award, not inconsistent with the 2016 Plan; to institute and determine the terms and conditions of an exchange program by which awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards or a different type, and/or cash, participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and/or the exercise price of an outstanding award is reduced or increased; to construe and interpret the terms of the 2016 Plan and awards granted thereunder; to prescribe, amend and rescind rules and regulations relating to the 2016 Plan; to modify or amend each award (subject to the 2016 Plan); to allow participants to satisfy withholding tax obligations in a manner prescribed in the 2016 Plan; to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an award; to allow a participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such participant under an award; and to make all other determinations deemed necessary or advisable for administering the 2016 Plan.

Stock Options. Stock options may be granted under the 2016 Plan. The exercise price of options granted under the 2016 Plan must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must generally equal at least 110% of the fair market value on the grant date and the term must not exceed five years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Unless otherwise provided for by the administrator, if termination is due to death or disability, the option will remain exercisable for 12 months and in all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years and the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be not less than 100% of the fair market value of a share on the date of grant. Unless otherwise provided for by the administrator, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months and in all other cases, the stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of stock appreciation rights.

Restricted Stock. Restricted stock may be granted under the 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to Blockstack); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to Blockstack) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan and/or the number, class and price of shares covered by each outstanding award.

Liquidation and Dissolution. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. The 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Restricted Token Unit Awards

Restricted Token Units. Blockstack Token LLC granted restricted token unit (“RTU”) awards to each of our named executive officers. Each RTU represents a right to receive a Stacks Token upon satisfaction of vesting criteria set forth in a restricted token unit agreement (an “RTU Agreement”) between the named executive officer and Blockstack Token LLC. RTUs vest only if both service and liquidity event vesting conditions are met. RTUs satisfy the service-based vesting condition in installments over a four-year period if the recipient continues to provide services to Blockstack Token LLC or a parent or subsidiary through each vesting date. RTUs that have not met the service-based vesting condition are forfeited upon the recipient’s termination of service. The liquidity event condition is satisfied for outstanding RTUs on the earlier of (i) the date Stacks Tokens are successfully listed for trading on a national securities exchange or alternative trading system on which they are freely tradeable under federal and state securities laws, or (ii) the date the board of directors of Blockstack PBC determines the Stacks Tokens are no longer a “security” for purposes of U.S. federal and state securities laws. The liquidity event condition must be satisfied prior to an expiration date set forth in the RTU Agreement. RTUs are settled in Stacks Tokens as soon as practicable following vesting, but no later than 2-1/2 months following the calendar year in which the RTUs vest, subject to applicable tax withholding.

Outstanding Equity Awards as of December 31, 2019

Other than as set forth below, there were no outstanding unexercised options to purchase shares of Blockstack PBC’s common stock, unvested stock, and/or equity incentive plan awards issued by Blockstack to the three highest paid executive officers of Blockstack PBC as of December 31, 2019.

Name	Type of securities underlying unexercised options*	Number of securities underlying unexercised options exercisable*	Number of securities underlying unexercised options unexercisable*	Option exercise price ($)*	Option expiration date*
Jeffrey Domke (1)	Common Stock	16,816	21,622	$2.69	1/15/2029
Jesse Soslow (1)	Common Stock	13,739	17,665	$2.31	6/27/2028
Jesse Soslow (1)	Common Stock	3,077	3,957	$2.69	1/15/2029
Diwaker Gupta (1) (2)	Common Stock	39,255	—	$2.69	7/23/2029
Diwaker Gupta (1)	Common Stock	—	117,765	$2.69	7/23/2029

*	The options referred to here are options to purchase shares of our common stock, issued under Blockstack PBC’s 2016 Equity Incentive Plan.
(1)

Twenty-five percent (25%) of the shares subject to the option shall vest on the one (1) year anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(2)	The number of exercisable options of 39,255 are unvested and are early exercisable options.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of (i) the capital stock of Blockstack PBC at April 15, 2020, and (ii) the Stacks Tokens at April 15, 2020, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 10% of our common stock; and

•	all of our directors and executive officers as a group.

The percentage of beneficial ownership shown in the table is based upon 13,793,644 shares outstanding as of April 15, 2020. The percentage of token ownership is based upon 1,352,464,600 Stacks Tokens outstanding and issued or issuable as of April 15, 2020 including the tokens held in treasury by Blockstack PBC.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 10% of our common stock on an as-converted basis. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after April 15, 2020. Certain of the options to purchase shares of our common stock granted to our named executive officers may be exercised prior to the vesting of the underlying shares. We refer to such options as being “early exercisable.” Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options to purchase shares of our common stock or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o 101 W. 23rd Street, Suite 224, New York, New York 10011.

Name of Beneficial Owner	Beneficial Ownership of Blockstack PBC voting securities			Beneficial Ownership of Tokens(4)
	Shares		Percentage	Tokens		Percentage
10% Stockholders:
Entities affiliated with Union Square Ventures	2,374,972	(1)	17.2%	65,746,786		4.9%
Ryan Shea**	4,099,051		29.7%	89,321,000		6.6%
Muneeb Ali	4,100,359		29.7%	89,321,000		6.6%
Albert Wenger	2,374,972	(1)	17.2%	65,746,786		4.9%
All directors and executive officers as a group (8 persons)	6,956,805	(2)	48.7%	175,202,354	(3)	13.0%

**

Ryan Shea departed from Blockstack PBC in September 2018. For additional information, see the section of this Annual Report titled “Interest of Management and Others in Certain Transactions—Other Transactions.” Ryan Shea’s shares are subject to an irrevocable proxy, which provides that the aggregate number of shares of common stock owned by Ryan Shea in excess of 9.9% of the aggregate number of voting securities of the Company that is being asked to vote on any matter, will be voted in a manner consistent with the majority of the other votes cast by the Company’s stockholders on such specific matter.

(1)

Consists of (i) 72,809 shares of Series A-1 convertible preferred stock and 42,207 shares of Series A-4 convertible preferred stock held by USV 2014 Investors, LP, and (ii) 1,430,618 shares of Series A-1 convertible preferred stock and 829,338 shares of Series A-4 convertible preferred stock held by USV 2014, LP. The general partner of USV 2014 Investors, LP and USV 2014, LP is USV 2014 GP, LLC. Albert Wenger is a managing member of USV 2014 GP, LLC, and as such, he may be deemed to share voting power and investment control over the shares held of record by USV 2014 Investors, LP and USV 2014, LP. Each of these entities and Albert Wenger disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(2)

Consists of 282,853 shares at an exercise price of $0.37, 259,626 of which are exercisable within 60 days of April 15, 2020, 62,808 shares at an exercise price of $2.31, 36,637 of which are exercisable within 60 days of April 15, 2020, 307,695 shares at an exercise price of $2.69, 167,385 of which are exercisable within 60 days of April 15, 2020, 196,275 shares at an exercise price of $3.02, 17,825 of which are exercisable within 60 days of April 15, 2020 and 15,702 shares at an exercise price of $3.33, 1,308 of which are exercisable within 60 days of April 15, 2020. 386,204 of the shares subject to option grants are subject to a schedule whereby one-quarter (1/4) of the shares subject to the options shall vest on the first anniversary of their respective vesting commencement dates, after which one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 243,381 of the shares subject to option grants are subject to a schedule whereby one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 78,510 of the shares subject to option grants are subject to a schedule whereby one twenty-fourth (1/24) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date.

(3)	Consists of 20,134,568 token unit awards (pursuant to the Unit Awards arrangement described earlier).
(4)	Token amounts do not include any RTUs, including those disclosed in the Summary Compensation Table, above, as RTUs will only vest upon certain liquidity vesting conditions being met.

Item 5.	Interest of Management and Others in Certain Transactions

The following is a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Stock Option Grants

Name	Options
Diwaker Gupta	157,020
Jaswinder Singh	78,510

RTU Award Grants

Name	RTUs
Muneeb Ali	1,500,000
Patrick Stanley	2,000,000
Jesse Soslow	2,000,000
Diwaker Gupta	3,750,000
Jeffrey Domke	1,750,000
Saurabh Pathak	1,075,000

Blockstack Token LLC Stacks Tokens

In October 2018, Token LLC sold 38,209,321 Stacks Tokens to Blockstack Employee LLC for a total price of $504,363.

As described above in “Business—Blockstack Corporate Structure,” Blockstack PBC has dissolved Blockstack Employee LLC and has distributed all Stacks Tokens to the holders of Class B units, with one Stacks Token distributed for each Class B unit held. In connection with the dissolution, in May 2019, Token LLC repurchased 11,490,972 tokens from Blockstack Employee LLC for a total price of $151,681.

Investors’ Rights Agreement

Blockstack PBC has entered into an investors’ rights agreement with certain holders of its convertible preferred stock, including USV 2014, L.P., USV 2014 Investors, L.P., USV 2016, L.P., and USV Investors 2016, L.P. If we grant registration rights to investors in a future equity financing separate from the Series A equity financing, the holders of 4,431,554 shares of our Series A preferred stock, and any shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to pari passu registration rights, subject to the execution of any documents granting such rights executed by the investors in such future equity financing. Albert Wenger, a member of Blockstack PBC’s board of directors, is a managing partner of Union Square Ventures.

Voting Agreement

The election of the members of the Blockstack PBC board of directors is governed by a voting agreement with certain of the holders of our outstanding common stock and convertible preferred stock, including entities affiliated with Union Square Ventures, and certain other persons. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (1) one nominee designated by entities affiliated with Union Square Ventures, and (2) two nominees designated by a majority of the holders of common stock, determined on an as-converted basis. Albert Wenger, a member of Blockstack PBC’s board of directors, is a managing partner of Union Square Ventures.

Right of First Refusal and Co-Sale Agreement

Blockstack PBC is a party to a right of first refusal and co-sale agreement with holders of our convertible preferred stock and our founders, Muneeb Ali and Ryan Shea, including entities affiliated with Union Square Ventures, and certain other persons, pursuant to which certain holders of convertible preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders and our other stockholders. Albert Wenger, a member of Blockstack PBC’s board of directors, is a managing partner of Union Square Ventures.

Settlement Agreement with Ryan Shea

In September 2018, Blockstack PBC entered into a settlement agreement with Ryan Shea, Blockstack PBC’s former Co-Chief Executive Officer and director, pursuant to which Mr. Shea resigned from all offices and directorships he held at Blockstack PBC and its subsidiaries. Mr. Shea received severance benefits as provided in his settlement agreement, which included severance of $500,000 paid in one lump sum, and reimbursement of group health plan premiums for six months, subject to his properly electing to be covered under COBRA. In addition, Blockstack PBC agreed to waive its right of first refusal with respect to any sale by Mr. Shea of 20% of the shares of common stock held by Mr. Shea, subject to Blockstack PBC’s reasonable approval of the value per share to be paid for the shares of the Company’s common stock and the identity of the buyer, in each case, which approval will not be unreasonably withheld, delayed or conditioned, and provided that in no event will Mr. Shea be permitted to sell over 5.25% of the Company’s fully diluted capitalization. In exchange for the foregoing payments and benefits, Mr. Shea has executed a general release of all claims arising out of his employment and agreed to a covenant not to compete with Blockstack for a period of 12 months.

Token Sales to Union Square Ventures

Union Square Ventures, a beneficial owner of over 10% of our capital stock and an affiliate of a member of our board of directors, purchased $1.5 million in Stacks Tokens in our Regulation D offering in 2018 and $1 million in Stacks Tokens in our Regulation A offering in 2019. Albert Wenger, a member of Blockstack PBC’s board of directors, is a managing partner of Union Square Ventures.

Item 6.	Other Information

Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2019. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

1. From January 1, 2019 to April 15, 2020, we granted stock options to purchase an aggregate of 915,134 shares of common stock under our 2016 Equity Incentive Plan at exercise prices per share ranging from $2.69 to $3.33 for an aggregate exercise price of approximately $2,588,995.

2. From January 1, 2019 to April 15, 2020, we issued and sold an aggregate of 103,500 shares of common stock upon the exercise of options under our 2016 Equity Incentive Plan at an exercise price per share of $0.37, for an aggregate exercise price of approximately $38,295.

The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2016 Equity Incentive Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 7.	Financial Statements of Blockstack PBC and subsidiaries

Blockstack PBC and Subsidiaries

Years Ended December 31, 2019 and 2018

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Blockstack PBC and Subsidiaries

We have audited the accompanying consolidated financial statements of Blockstack PBC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Uncertainties Related to Cryptocurrency Assets (also referred to as “Digital Currencies”)

As disclosed in Note 2 to the financial statements, the Company held digital currencies with a carrying value of approximately $7.8 million and $5.7 million, in digital currencies, representing approximately 25% and 18% of total assets at December 31, 2019 and 2018, respectively. Significant information and risks related to such currencies includes, but is not necessarily limited to the following:

Digital Currencies are Unregulated and Have Risks of Ownership

As of the date of these financial statements, cryptocurrencies are not subject to any regulatory oversight and while the public keys (e.g. account numbers) of virtual wallets holding cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g. passcode) of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership. Accordingly, prior to investing, investors in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party. If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the US Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these financial statements, there is currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets, including digital currencies. Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that it’s digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these financial statements.

Risks Related to Transaction Authentication

As of the date of these financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner. In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there were a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. These risks are described in greater detail in Note 1 to the financial statements. Users of financial statements for entities that hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities. Our opinion is not modified with respect to this matter.

Emphasis of Matter – COVID-19

As disclosed in Note 9 to the consolidated financial statements, management is currently evaluating the recent introduction of the COVID-19 virus to the United States and its impact on the blockchain and digital currency industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial condition and results of operations, the specific impact is not readily determinable as of the date of these financial statements. Our opinion is not modified with respect to this matter.

WithumSmith+Brown, PC

New York, New York

April 29, 2020

Blockstack PBC and Subsidiaries

Consolidated Balance Sheets

December 31, 2019 and 2018

($ in thousands, except for share amounts)

	2019	2018
Assets
Current assets
Cash and cash equivalents	$14,186	$21,126
Loan receivable	825	—
Other current assets	289	102

Total current assets	15,300	21,228
Restricted cash	4,436	4,436
Fixed assets, net	85	95
Intangible assets, net	101	60
Digital currencies, net	5,364	2,758
Restricted digital currencies, net	2,386	2,923
Investments	1,006	290
Right-of-use asset, net	1,768	—
Other assets	749	245

Total assets	$31,195	$32,035

Liabilities
Current liabilities
Income tax payable	$2,251	$6,158
Token obligations to employees	315	—
Lease liability, current	403	—
Other current liabilities	453	2,214

Total current liabilities	3,422	8,372
Lease liability, net of current portion	1,490	—

Total liabilities	4,912	8,372

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,131,646 shares issued and outstanding	—	—
Additional paid-in capital	6,924	6,668
Retained earnings	12,538	9,118

Total controlling stockholders’ equity	19,462	15,786
Non-controlling interest	6,821	7,877

Total stockholders’ equity	26,283	23,663

Total liabilities and stockholders’ equity	$31,195	$32,035

The accompanying notes are an integral part of these consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2019 and 2018

($ in thousands)

	2019	2018
Revenue
Revenue from token development arrangements	$—	$36,763
Revenue from token delivery arrangements	23,344	—

Total revenue	23,344	36,763
Expense
Compensation expense	9,619	4,135
Advertising and marketing	7,793	757
General and administrative	5,877	3,972
Research and development	1,519	1,504
Impairment of digital currencies	4,854	8,259

Total expense	29,662	18,627

Operating income (loss)	(6,318)	18,136
Nonoperating income (expense)
Gain from vesting of employee tokens	6,360	—
Gain from tokens granted to third parties	3,066	—
Gain on sale of digital currencies	2,148	—
Unrealized loss on loan receivable	(177)	—
Interest income	248	—
Other income	47	181

Total nonoperating income	11,692	181
Income before income taxes	5,374	18,317
Income taxes	2,491	6,637

Net income before non-controlling interest	2,883	11,680
Net loss allocable to non-controlling interest	537	3,933

Net income attributable to Blockstack PBC	$3,420	$15,613

The accompanying notes are an integral part of these consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2019 and 2018

($ in thousands, except for share amounts)

	Convertible Preferred Stock						Total Controlling		Total
	Series A		Common Stock		Additional Paid-In	Retained	Stockholders’	Non-Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings (Deficit)	Equity (Deficit)	Interest	Equity
Balance at December 31, 2017	4,558,498	$—	8,238,102	$—	$6,281	$(6,495)	$(214)	$27,044	$26,830
Stock-based compensation	—	—	15,701	—	383	—	383	—	383
Shares issued upon vesting of restricted stock awards	—	—	865,701	—	—	—	—	—	—
Exercise of stock options	—	—	12,142	—	4	—	4	—	4
Distribution to Blockstack PBC	—	—	—	—	—	—	—	(15,738)	(15,738)
Contributions by non-controlling interest holders	—	—	—	—	—	—	—	504	504
Net income (loss)	—	—	—	—	—	15,613	15,613	(3,933)	11,680

Balance at December 31, 2018	4,558,498	$—	9,131,646	$—	$6,668	$9,118	$15,786	$7,877	$23,663
Stock-based compensation	—	—	—	—	256	—	256	—	256
Dissolution of Employee LLC	—	—	—	—	—	—	—	(519)	(519)
Net income (loss)	—	—	—	—	—	3,420	3,420	(537)	2,883

Balance at December 31, 2019	4,558,498	$—	9,131,646	$—	$6,924	$12,538	$19,462	$6,821	$26,283

The accompanying notes are an integral part of this consolidated financial statement.

Blockstack PBC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

($ in thousands)

	2019	2018
Cash flows from operating activities
Net income before non-controlling interest	$2,883	$11,680
Adjustments to reconcile net income to net cash from operating activities
Gain from vesting of employee tokens	(6,360)	—
Token compensation expense	6,184	—
Gain from tokens granted to third parties	(3,066)	—
Noncash expenses related to tokens granted to third parties	2,910	—
Gain on sale of digital currencies	(2,148)	—
Unrealized loss on loan receivable	177
Depreciation and amortization	45	19
Amortization of operating lease right-of-use asset	370	—
Stock-based compensation	256	383
Impairment of digital currencies	4,854	8,259
Revenue from distribution of tokens to LP fund investors	—	(15,738)
Changes in operating assets and liabilities
Other current assets	(31)	56
Receivables (including restricted receivables)	—	5,664
Digital currencies	(13,553)	(435)
Other assets	(504)	(245)
Deferred revenue	—	(2,319)
Income tax payable	(3,907)	6,158
Token obligations to employees	(28)
Other current liabilities	(1,761)	632
Lease liability	(245)	—
SAFT development obligations	—	(9,914)

Net cash from operating activities	(13,924)	4,200

Cash flows from investing activities
Proceeds from sale of digital currencies	7,776	—
Purchase of fixed assets	(28)	(85)
Purchase of intangible asset	(48)	(22)
Purchase of investments, net	(716)	(290)

Net cash from investing activities	6,984	(397)

Cash flows from financing activities
Cash received from the issuance of common stock	—	4
Cash received from non-controlling interest holders	—	504

Net cash from financing activities	—	508

Net change in cash, cash equivalents and restricted cash	(6,940)	4,311
Cash, cash equivalents and restricted cash, beginning of year	25,562	21,251

Cash, cash equivalents and restricted cash, end of year	$18,622	$25,562

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheets to amounts presented in this consolidated statements of cash flows:

Cash and cash equivalents	$14,186	$21,126
Restricted cash	4,436	4,436

Total amount presented in consolidated statements of cash flows	$18,622	$25,562

Supplemental noncash investing and financing activities
Digital currencies provided as a loan (Note 3)	$1,002	$—

Noncontrolling interests in Employee LLC	$519	$—

Supplemental disclosure of cash flow information
Cash paid for income taxes	$6,400	$479

Supplemental non-cash disclosure due to adoption of Accounting Standards Codification 842, Leases
Operating lease right of use asset	$2,138	$—

Operating lease right of use liability	$2,180	$—

The accompanying notes are an integral part of these consolidated financial statements.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Blockstack PBC (the “Company”) is a technology company that, together with its affiliates, is developing an open-source, peer-to-peer network using blockchain technologies to build a network for decentralized applications (the “Blockstack network” or the “network”). The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data.

The Company introduced the Stacks blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Blockstack network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company sold utility tokens to parties who wish to use the Blockstack network. The network consumes tokens from network users, purchased or earned through mining to perform various network operations.

Token Offerings

During the fourth quarter of 2017 and the first quarter of 2018, the Company offered Stacks Tokens for sale to certain investors (the “private token sales”) at a price of $0.12 per token in reliance of the exemption offered by Regulation D (the “Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”). Only persons meeting the definition of “accredited investors” under the Securities Act, were allowed to purchase in these sales. Individuals who were not accredited investors were able to receive free, non-binding “vouchers” for the opportunity to purchase future tokens up to $3,000 in value at the private token sales price of $0.12. Per the terms of the vouchers, it was within the Company’s sole discretion as to whether and when to honor the vouchers. The Company offered the voucher holders the opportunity to redeem the vouchers in a new offering in 2019 described below in this note.

Investors in the private token sales participated either by entering into Simple Agreements for Future Tokens (“SAFTs”) or by entering into agreements with one of two Delaware limited partnerships (the “LP funds”) created as investment vehicles for the private token sales. Investments in the LP funds closed in 2017 with approximately $26.2 million invested. The SAFTs raised approximately $21.2 million of which $12.5 million was received in 2017 and $8.7 million was received in 2018. Approximately 395 million tokens were sold to investors who participated in the sale.

The delivery of tokens to both fund investors and SAFT holders was based upon the Company satisfying the requirements of a milestone: The successful development of a live, operational network with token functionality (the “First Milestone”). The First Milestone was achieved in November 2018 and the Company delivered Stacks Tokens to the purchasers. Achievement of the First Milestone also resulted in making available to the Company portions of the contribution of both investors in the SAFTs and the LP funds.

For the investors who invested via the LP funds (but not via the SAFTs), there was an additional milestone that if not met would result in the potential for a return of a portion of their capital contribution: The registration of one million Verified Users (as such term is defined in the LP funds’ partnership agreement) on the network (the “Second Milestone”).

Determination as to whether the First Milestone had been met for the purposes of the SAFT investments was made by the Company, in its sole discretion. Determination as to whether the First Milestone was met for the purposes of the LP fund investments was made by an advisory board of seven individuals, three of whom have been appointed by limited partners of the LP funds (the “Advisory Committee”). The Advisory Committee unanimously determined that the Company achieved the First Milestone. The Advisory Committee will also determine whether the Second Milestone has been met. The Second Milestone was achieved in January 2020 (See Note 9 for further information).

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

In July 2019, the Securities and Exchange Commission qualified the Company’s offering statement to sell Stacks Tokens in a public offering pursuant to Tier 2 of Regulation A (the “Regulation A”) of the Securities Act. The Company offered approximately 140 million Stacks Tokens at a price of $0.30 per token (including approximately 78 million to voucher-holders at a price of $0.12 per token) for an aggregate amount of $28.0 million for the cash offering. The cash offering ended in September 2019 and the Company sold approximately 75 million tokens and generated proceeds of $15.5 million. The Company delivered the tokens to purchasers in October 2019. As part of the Regulation A offering, the Company also offered 40 million Stacks Tokens for non-cash consideration to application developers in exchange for the development of well-reviewed applications on the decentralized application network (“App Mining”). During 2019 the Company delivered approximately 3 million tokens under the App Mining program.

Concurrently with the Regulation A sale, the Company sold approximately 31 million Stacks Tokens to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act, under Regulation S (“Regulation S”). The total proceeds from this sale amounted to $7.6 million. The tokens sold in this Regulation S offering are restricted securities and are subject to a “transfer lock” that will prevent their transfer from being recorded on the Blockstack network for one year after sale; these tokens were sold at a price of $0.25 per token. The Company delivered the tokens to the purchasers in October 2019.

The Stacks Tokens sold in all the above offerings are subject to a “time lock” with 1/24th of the amount of tokens purchased being released from this time lock on the date of distribution of the tokens and an additional 1/24th being released for every 4,320 “blocks” that are processed on the blockchain used by the network. The Company estimates this will result in the release of an additional 1/24th of a purchaser’s tokens every month, and the release of all of a purchaser’s tokens approximately one year and eleven months after the date of distribution of the tokens. The tokens issued in these offerings do not represent a right of ownership or a right to profits of the Company or its affiliates. The tokens sold in these offerings (except the ones sold in the Regulation A offering) are “restricted securities” for purposes of the Securities Act, and are only transferable on the Blockstack network after the applicable one-year holding period has lapsed following which such tokens would be freely tradeable by non-affiliates pursuant to Rule 144 under the Securities Act; however the tokens, functioning as a utility token, may be burned as fuel on the Blockstack network prior to the one-year holding period once they have been released from their time lock.

Basis for Consolidation

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. The Company consolidates a Variable Interest Entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. The Company’s wholly owned subsidiaries and VIEs are outlined below:

Token LLC is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Blockstack PBC. Token LLC was responsible for the issuance and distribution of Stacks Tokens under the Regulation D offering described in Note 1 (Token sales).

Blockstack Signature Fund 1 (“Signature Fund 1”) is a Delaware limited liability company and is a wholly owned subsidiary of Blockstack PBC. Signature Fund 1 makes investments in other companies.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Blockstack Europe B.V. (“Europe B.V”) is based in Netherlands and is a wholly owned subsidiary of Blockstack PBC. Europe B.V was formed in late 2019 and is expected to provide engineering, marketing and other services to Blockstack PBC.

Blockstack Token Fund GP, LLC (“Token Fund”) is a Delaware limited liability company with operations in New Jersey. It is a wholly owned subsidiary of Token LLC. Its purpose is to act as a General Partner and facilitate investments in the two LP funds as defined below.

Blockstack Token Fund QP LP (“QP LP”) and Blockstack Token Fund AI LP (“AI LP”) (and together the “LP funds”) are the two investment funds created for token investors as part of the private token sales. Both were formed as Delaware limited partnerships, with both having operations in New Jersey. Accredited investors, who were not “qualified purchasers” (as such term is defined under the Investment Company Act of 1940, as amended), invested through AI LP and qualified purchasers invested through QP LP. The LP funds were determined to be VIEs, of which Token Fund was determined to be the primary beneficiary. Therefore, Token Fund consolidates the LP funds.

Basis for consolidation of the LP funds as VIEs: As part of the private token sales, Token LLC had the right to collect 20% of the capital contribution of the LP funds as a non-refundable advance and Token LLC is exposed to potential digital currency losses if the LP funds’ assets are insufficient to cover milestone payments because of digital currency losses on the LP funds. Because Token Fund has all decision-making authority for the LP funds, including that surrounding the decision to hold or trade cryptocurrencies, and the obligation to absorb losses and benefits of the VIEs that potentially could be significant to the VIEs, Token Fund is the primary beneficiary and should consolidate the LP funds. The LP fund assets are shown as restricted cash and restricted digital currencies on the consolidated balance sheets at December 31, 2019 and 2018; the LP funds did not have any liabilities at December 31, 2019 and 2018. The LP funds’ assets can only be used to settle obligations of the LP funds, which may include amounts due to the Company upon achievement of the Second Milestone, or alternatively, due to the investors in the event that this milestone is not achieved. The investors in and creditors of the LP funds have no recourse to the assets of the Company other than those in the LP funds. The Company did not recognize any gain or loss upon the initial consolidation of the LP funds and has no arrangements—explicit or implicit—to provide financial support to the LP funds.

Employee LLC, a Delaware limited liability company was created to hold Stacks Tokens on behalf of the employees of Blockstack PBC that were awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Employee LLC held agreements for Stacks Tokens that were sold to employees and those that were reserved for future awards to employees. These tokens were held on behalf of holders of Employee LLC’s Class B units, of which the carrying value was classified within non-controlling interest. Each Class B unit entitled the unit holder to one Stacks Token held by Employee LLC. The management of Employee LLC was entirely vested in the chief executive officer of Blockstack PBC, Muneeb Ali. Muneeb Ali was appointed by Blockstack PBC as the sole holder of Class A units (the only units of Blockstack Employee LLC with voting rights under the Company’s operating agreement, which have no entitlement to the Stacks Tokens held by Employee LLC). Blockstack PBC was the primary beneficiary and had the sole power and control to direct all activities of Employee LLC, and therefore, met the criteria to consolidate. Employee LLC was dissolved in June 2019 and its assets and liabilities were transferred to Blockstack PBC and subsidiaries. As of December 31, 2019, the token obligations payable to employees upon vesting are disclosed on the consolidated balance sheet.

The assets and liabilities of Employee LLC at December 31, 2018 consisted of approximately $0.5 million in cash, which is included in cash and cash equivalents in the consolidated balance sheet and $0.5 million in liabilities related to a note payable to an affiliate which has been eliminated in consolidation. There were no restrictions on the assets of Employee LLC, and investors in and creditors of Employee LLC had no recourse to the assets of the Company other than those of Employee LLC. The Company did not recognize any gain or loss upon the initial consolidation of Employee LLC and had no arrangements—explicit or implicit—to provide financial support to Employee LLC.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

All significant balances and transactions between Blockstack PBC, its owned subsidiaries and entities identified as VIEs have been eliminated in consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”). Prior year amounts for depreciation and amortization on the consolidated statements of income have been reclassified to conform to current year’s presentation. Such reclassifications had no effect on prior reported net income.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash and restricted cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.

Forty percent of the original LP fund investments continue to be restricted until the Second Milestone is achieved failing which the investors in LP funds are entitled to a distribution of that amount. The Second Milestone was achieved in January 2020 (See Note 9 for more information). As of December 31, 2019, and 2018, the remaining restricted portion of LP fund investments is comprised of cash and digital currencies.

Adoption of Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases: Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted ASU 2016-02 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded a right of use asset of approximately $2.1 million and lease liability of approximately $2.2 million.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which clarifies the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 requires amounts generally described as restricted cash be included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The Company adopted ASU 2016-18 on January 1, 2018 retrospectively to all periods presented.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this ASU as of January 1, 2019. The adoption of this update did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3 to 5 years for equipment.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Investments

The Company makes simple agreement for future equity (“SAFE”) investments through Signature Fund 1. During the years ended December 31, 2019 and 2018, the Company invested approximately $0.7 million and $0.3 million, respectively in other startups. The Company records its SAFE investments at cost less impairment, if any.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Revenue Recognition

The Company accounts for its Regulation D token issuances as research and development arrangements under ASC 730, Research and Development Arrangements which are disclosed in the consolidated statements of income as revenue from token development arrangements. At the time of the token issuances, and prior to achievement of the First Milestone, the Company faced significant hurdles in developing a live, decentralized network with token functionality, so technological feasibility had not been established, and all of the Company’s development costs were expensed.

Under these arrangements, the Company’s obligations included successful development of a live, operational network with token functionality (the First Milestone). With respect to the LP fund arrangements, the Company’s obligations also included development activities to make the network more attractive to both users and developers, as measured by achievement of the Second Milestone. (See Note 9 for further information).

With respect to the SAFT development arrangements, non-refundable consideration received (20% of total proceeds received from these purchasers) was recognized over the estimated development period in proportion to development costs incurred over total estimated costs. 80% of the total proceeds received was potentially refundable; pursuant to the terms of the SAFTs, a SAFT terminates upon the earlier to occur of certain events, including the issuance of tokens to the SAFT purchaser upon the satisfaction of the First Milestone, the payment

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

of amounts payable to the SAFT purchaser upon the failure to achieve the First Milestone by January 30, 2019 or prior to the dissolution of the Company, or the determination by the Company that it would not satisfy the First Milestone. If the SAFT terminated without satisfaction of the First Milestone, 80% of the SAFT purchaser’s purchase amount would have been refundable.

At the time of achievement of the First Milestone in November 2018, the Company issued the tokens to the SAFT purchasers, and all remaining consideration (i.e., 80% of the proceeds received) was recognized as revenue. Upon achievement of the First Milestone, the Company concluded that it had fulfilled its obligations to the SAFT purchasers, and the Company has no remaining contractual obligations with respect to the further development of the network or the enhancement of the tokens issued or with respect to any refunds. Further, the Company has determined that there are no surrounding conditions that would make it probable that it would repay any of the SAFT purchase amounts regardless of Stacks Token delivery.

The Company consolidates the LP funds; refundable portions of the LP funds’ investment are classified as a non-controlling interest rather than a liability. With respect to the LP arrangements, similar to the SAFT issuances, 80% of the total proceeds received were potentially refundable. Pursuant to the terms of the LP partnership agreements, the LP funds would dissolve upon failure to meet the First Milestone by January 30, 2019 (as determined by the Advisory Committee), and will dissolve in any event on January 30, 2020; in the event that the Company had failed to meet the First Milestone prior to dissolution, 80% of the LP member’s purchase amount would have been refundable; in the event that the Company fails to meet the Second Milestone (having met the First Milestone), only 40% of the LP member’s purchase amount would be refundable. The non-refundable consideration (20%) was not recognized as revenue over the development period as the LP funds are consolidated entities and it was shown as non-controlling interests on the Company’s 2017 consolidated balance sheet. Upon achievement of the First Milestone, however, the Company issued the Tokens to the LP funds, and these were distributed outside of the consolidated entity to the LP fund investors. The Company concluded that this was a non-monetary transaction (a non-reciprocal transaction with owners), which should be accounted at fair value. Fair value was determined based on the market approach. Accordingly, the Company recorded revenue of $15.7 million from the LP fund purchasers upon achievement of the First Milestone and for the year ended December 31, 2018. See Note 5 for a discussion of future distributions from the LP funds. The Company does not expect to recognize further revenue from the LP fund issuances regardless of whether the Second Milestone is achieved. If the Second Milestone is achieved there will be a transfer of cash from the LP funds to the Company which is an intercompany transaction that would not result in profit or loss and there will be no additional token issuances.

Substantially all of the Company’s research and development expenses for the year ended December 31, 2018 relate to the token development arrangements. Research and development expenses for the year ended December 31, 2019 relate to ongoing network development. Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone, the Company continues to expense all further research and development costs.

The vouchers issued by the Company to potential investors do not contain enforceable rights and obligations and the Company concluded that the voucher issuance had no accounting impact until the vouchers are honored.

The Company concluded that the nature of the Regulation A and Regulation S token issuances is not a contract to perform software development for consideration received. For these token issuances there is only one performance obligation which is to deliver the tokens to the purchasers’ wallets. As such, the Company has recorded revenue from these token offerings when the tokens were delivered to the purchasers’ wallets and is disclosed as revenue from token delivery arrangements on the consolidated statement of income.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Research and Development

Research and development costs consist primarily of payroll and related costs, fees paid to consultants and outside service providers. Such costs are expensed as incurred.

Advertising and Marketing

Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, payments to application developers and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily include professional fees, technology costs, occupancy expenses and other office expenses.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur.

Token Compensation Expense

The Company sold tokens to employees through Employee LLC, which are subject to vesting. As these tokens vest the Company records a noncash token compensation expense which represents the fair value of the tokens upon vesting (calculated based on token sales to third parties) in excess of the purchase price. The token compensation expense is shown in compensation expense on the consolidated statements of income. Concurrently with the recording of a token compensation expense the company also records a noncash gain which represents the fair value of the vested tokens over their carrying value of $0. If an employee leaves prior to full vesting of the tokens, the Company buys back the unvested tokens at their original purchase price.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Valuation allowances are established, if necessary, to reduce a deferred income tax asset to the amount that will more likely than not be realized.

The Company recognizes income tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of December 31, 2019 and 2018.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Risks Associated with Digital Currencies

Private Key Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell the Company’s cryptocurrency holdings.

Although the Company takes significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, the Company – like any other holder of cryptocurrency – cannot guarantee that the loss, destruction or theft of its private keys is not possible. In the event that the Company loses one or more of its private keys, one or more of those private keys are somehow destroyed, or one or more if its private keys are somehow stolen or disclosed to another party, the Company would lose access to its cryptocurrency holdings, or its cryptocurrency holdings could be stolen.

The Company’s cryptocurrency holdings are held by the Company in cold storage with a multi-signature private key set up or with third-party custodial services. In the case of cryptocurrency held by the Company, any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of the Company. In the case of cryptocurrency held by third-party custodial services, any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. In both cases, a single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in the Company’s board of directors including the safekeeping of backup private keys.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

In December 2019, the AICPA issued non-authoritative guidance entitled “Accounting for and Auditing of Digital Assets”, which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that for entities that do not otherwise apply specialized industry guidance, such entities should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, cryptocurrency exchanges, the Stacks blockchain and Stacks Tokens, and new international, federal, state and local regulations or policies may materially adversely affect the Company and the value of the Stacks Tokens.

The Stacks Tokens are novel, and the application of U.S. federal and state securities laws is unclear in certain respects. Because of the differences between the Stacks Tokens and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Stacks Tokens. In addition, because of the novel risks posed by the tokens, it is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of the Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of the Stacks Tokens, tokens generally and, in each case, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities. Regulatory action could also affect the rights of holders of the Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Money Services Business

Under the Bank Secrecy Act of 1970 (the “BSA”) and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts selling or otherwise transacting in tokens. A money transmitter is generally any person that provides “money transmission services” or is “engaged in the transfer of funds.” At a high level, this definition applies if a person is an intermediary between other people who are exchanging one form of currency for another. Among other things, money transmitters are required to comply with certain anti-money laundering (“AML”) laws and regulations, including developing and implementing an AML compliance program, which can be costly. Money transmitters also have state registration requirements.

As of the date of these consolidated financial statements, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) has provided limited guidance regarding the application of the BSA to activities involving tokens, and it is unclear whether conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. The Company is not engaged in the “transfer of funds” and does not act as an intermediary for exchange of currencies as covered by the BSA. If the Company were deemed to be a money transmitter and/or a money services business, it could be subject to significant additional regulation, which could affect the Company’s operations.

2.	Intangible Assets

Domains

Intangible assets primarily represent the costs incurred to purchase domain name rights. The Company amortizes these costs over the shorter of their legal life or estimated economic life using the straight-line method. The Company tests intangible assets for impairment upon significant changes in the Company’s business environment.

Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies and restricted digital currencies on the consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated digital currencies for impairment by using publicly traded prices of Bitcoin and Ether in order to determine the fair value of digital currencies. During 2019 and 2018, the market value of the digital currencies declined and impairment charges of $4.9 million and $8.3 million, respectively, were recorded in the consolidated statements of income.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

The following table presents additional information about digital currencies and restricted digital currencies (in thousands):

	Digital Currencies	Restricted Digital Currencies
Balance at January 1, 2018	$75	$13,430
Inflows from Stacks Token sales	—	484
Achievement of First Milestone	4,632	(4,632)
Impairment	(1,966)	(6,293)
Other	17	(66)

Balance at December 31, 2018	2,758	2,923
Inflows from Stacks Token sales	13,553	—
Impairment	(4,317)	(537)
Digital currencies loaned (Note 3)	(1,002)	—
Digital currencies sold (Note 4)	(5,628)	—

Balance at December 31, 2019	$5,364	$2,386

3.	Loan Receivable

In October 2019, the Company provided a loan of $1 million denominated in Bitcoin and Ether to a third party. The loan will be repaid either in Bitcoin or Ether on the expiry of the agreement and carries an interest rate of 0%. Repayment of this loan varies based on changes in the value of Bitcoin, Ether, and in part, Stacks Tokens, which the Company accounts for at fair value. During the year ended December 31, 2019, the Company recorded an unrealized loss on this loan receivable of $0.2 million in the consolidated statement of income, resulting from changes in the value of the underlying digital currencies. The term of the loan will be six months with automatic renewals for successive six-month periods unless cancelled.

4.	Nonoperating Income

At December 31, 2019 nonoperating income primarily consisted of the following:

A noncash gain from vesting of employee tokens of $6.4 million resulting from vesting of tokens sold to employees through Employee LLC. In connection with this gain, the Company also recorded a noncash token compensation expense of $6.2 million.

A noncash gain from tokens granted to third parties of $3.1 million. This includes tokens granted to application developers under the terms of Regulation A and to other vendors for services performed. The gain represents the fair value of the tokens over their carrying value of $0. The Company also recorded a noncash expense of $2.9 million representing the fair value of services received by the Company.

A gain of $2.1 million was recognized on the sale of $7.8 million of Bitcoin and Ether. The carrying value of the digital currencies sold was $5.7 million.

5.	Future Commitments

If the Second Milestone is not achieved, limited partners are entitled to a distribution of up to 40% of their initial capital contributions, plus 80% of any additional assets held by the LP funds, distributed on a pro rata basis in proportion to their respective capital contributions, with the remaining going to Token LLC. The Company met the Second Milestone in January 2020 (See Note 9 for further information).

No compensation or management fees will be paid to any partners. Limited partners may only be compensated if they perform services as an employee or independent contractor of the Company and its affiliated entities.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

6.	Leases

The following summarizes quantitative information about the Company’s operating lease (dollars in thousands):

For the Year
Ended December 31,
2019
Operating leases
Operating lease cost	$494

For the Year
Ended December 31,
2019
Operating cash flows from operating leases	$412
Right-of-use assets exchanged for operating lease liabilities	$2,180
Discount rate – operating leases	6.0%

Maturities of the Company’s operating lease liabilities, are as follows (in thousands):

Year ended December 31, 2020	$506
Year ended December 31, 2021	518
Year ended December 31, 2022	530
Year ended December 31, 2023	543
Year ended December 31, 2024	46

Total	2,143
Less present value discount	(250)

Operating lease liabilities	$1,893

Rent expense, recorded on a straight-line basis, was approximately $0.5 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively. The term of the Company’s lease for its New York office is from July 15, 2018 through January 30, 2024.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

7.	Income Taxes

The components of the income tax provision as of December 31, 2019 and 2018 are as follows (in thousands):

	For the years ended December 31,
	2019	2018
Current
Federal	$1,373	$4,513
State	1,118	2,124

	2,491	6,637
Deferred
Federal	804	(33)
State	(181)	323

	623	290
Valuation allowance	(623)	(290)

Income tax provision	$2,491	$6,637

The reconciliation between the statutory and effective income tax rates at December 31, 2019 and 2018 are comprised of the following:

	For the years ended December 31,
	2019	2018
Federal statutory income tax rate	21%	21%
State income taxes, net of federal tax benefit	6%	9%
Non-deductible expenses	0%	4%
Other	6%	0%
Change in valuation allowance	11%	2%

Income tax provision	45%	36%

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 31, 2019 and 2018 are comprised of the following (in thousands):

	As of December 31,
	2019	2018
Deferred income tax assets
Impairment of digital currencies	$1,890	$1,301
Stock compensation expense	123	144
Lease liability	470	—
Loan receivable	44	—

Total deferred income tax assets	2,527	1,445
Deferred income tax liabilities
Right-of-use asset	(439)	—
Depreciation and amortization	(20)	—

Total deferred income tax liabilities	(459)	—
Net deferred income tax assets	2,068	1,445
Valuation allowance	(2,068)	(1,445)

Deferred income tax assets, net of allowance	$—	$—

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

The Company utilized all of its net operating losses of $4.8 million in 2018.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements.

As of December 31, 2018, the Company completed the accounting for the tax effects of enactment of the Tax Act with no material impact to the provisional amounts. The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2019 and 2018.

8.	Stockholders’ Equity

For the years ended December 31, 2019 and 2018, the authorized capital of the Company consists of common stock of 16,000,000 shares with 9,131,646 shares issued and outstanding with a $0.00001 par value.

Following are the details of the Company’s convertible preferred stock for the years ended December 31, 2019 and 2018 along with its liquidation preference:

Share Class	Par Value	Shares Authorized	Shares Outstanding	Conversion Price	Liquidation Preference (in thousands)
Series A-1	$0.00001	2,639,283	2,638,835	$1.49658	$3,949
Series A-2	$0.00001	440,365	440,365	$0.52229	230
Series A-3	$0.00001	120,238	120,238	$0.83168	100
Series A-4	$0.00001	1,162,059	1,162,059	$0.86054	1,000
Series A-5	$0.00001	94,332	94,332	$1.27209	120
Series A-6	$0.00001	83,523	83,523	$1.19726	100
Series A-7	$0.00001	19,146	19,146	$1.04458	20

		4,558,946	4,558,498		$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. For the years ended December 31, 2019 and 2018, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Restricted Stock Awards

In 2013, the Company issued 8,500,000 common stock restricted stock awards (“RSA”) to key executives with a vesting condition of continuous employment. Subject to the provisions set forth in the Stock Restriction Agreement (the “Agreement”), 1/5th of the total RSA shall be released to common stock on the 12-month anniversary of the Agreement, and an additional 1/60th of the total RSA shall be released to common stock on each monthly anniversary of the effective date of the Agreement for the next 60 months, so long as the key executives fulfill the service obligations as stipulated in the Agreement.

During the year ended December 31, 2018, 865,701 shares were released to common stock and no RSAs were cancelled. As of December 31, 2018, there were no unvested RSAs.

Stock Based Compensation

Options Issued

Terms of the Company’s share-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The contractual life for all options issued under the Plan is 10 years. The Plan authorized grants to issue up to 2,055,394 shares of authorized but unissued common stock. As of December 31, 2019, 174,430 shares remain available for issuance under the Plan.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Year Ended December 31,
	2019	2018
Dividend yield	0.00%	0.00%
Expected price volatility	68.25% - 71.13%	67.20% - 67.68%
Risk free interest rate	1.87% - 2.58%	2.76% - 2.77%
Expected term	4.7 - 6.1	5.8 - 6.1
Stock price	$2.69	$2.69

•	Expected dividend yield - The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•

Expected stock-price volatility - The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

•

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term for incentive stock options by using the simplified method provided by the SEC and uses the contractual life for non-qualified stock options. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

The Company will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for the Company’s stock-based compensation calculations on a prospective basis.

The following table summarizes stock option activities for the years ended December 31, 2019 and 2018:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2018	1,356,661	$0.31	$—	9.50
Granted	222,181	2.31	—	9.99
Exercised	(12,142)	0.37	—	—
Forfeited/Expired	(100,491)	0.78	—	—

Outstanding at December 31, 2018	1,466,209	$0.55	$3,166	8.50
Granted	544,173	2.69	—	9.99
Forfeited/Expired	(124,177)	1.23	—	—

Outstanding at December 31, 2019	1,886,205	$1.10	$3,625	7.35

Exercisable at December 31, 2019	1,252,366	$0.68	$2,930	6.68

As of December 31, 2019, the Company had unrecognized stock-based compensation expense related to options of $0.8 million with a weighted average vesting period of approximately 2.3 years. The weighted average grant date fair value of options granted during the years ended December 31, 2019 and 2018 was $1.68 per share and $1.44 per share, respectively.

The Company recognized stock-based compensation expense in the general and administrative line item of the accompanying consolidated statements of income of $0.3 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.

9.	Subsequent Events

Subsequent to December 31, 2019 and through the date of issue of these financial statements, the Company granted stock options to purchase an aggregate of 370,961 shares of our common stock under the Plan at exercise prices per share ranging from $3.02 to $3.33.

In January 2020, the Advisory Committee for the LP funds unanimously determined that the Company met the Second Milestone. Pursuant to the terms of the AI Fund and the QP Fund, the achievement of the Second Milestone permitted Token LLC to receive up to 40% of the original capital contributions in the LP funds. The fair value of the cash and digital currencies that became available to the Company on the date of reaching the milestone was approximately $8.5 million. In January 2020, the Company paid approximately $1.7 million to a third party in connection with the achievement of the Second Milestone.

The LP funds were dissolved in January 2020 in accordance with the terms of their partnership agreements.

In January 2020, the Company distributed approximately 32 million Stacks Tokens to over 300,000 individuals in compliance with Regulation S of the Securities Act for no monetary consideration.

In February 2020, the Company ended the App Mining program under the Regulation A offering.

During the first quarter of 2020, the Company recorded $0.6 million of impairment charges related to decline in the prices of bitcoin and ether.

During the first quarter of 2020, the Company sold digital currencies for $7.8 million for a total gain of $3.7 million.

The Company is currently evaluating the impact of the COVID-19 virus on the blockchain and digital currency industries. While it is reasonably possible that the virus could have a negative effect on the Company’s financial condition and results of operations, the specific impact is not readily determinable as of the date of these financial statements.

Item 8.	Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.1 to the Form 1-A filed by the Company on July 11, 2019

2.2	#	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Blockstack PBC, filed as exhibit 2.2 to the Form 1-A filed by the Company on July 11, 2019

2.3	#	Bylaws of Blockstack PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

2.4	#	Operating Agreement of Blockstack Employee LLC, dated as of October 23, 2017, filed as exhibit 2.4 to the Form 1-A filed by the Company on July 11, 2019

3.1	#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2	#	Subscription Agreement for Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P., dated as of November 14, 2017, filed as exhibit 3.2 to the Form 1-A filed by the Company on July 11, 2019

3.3	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund AI, L.P., dated as of December 1, 2017, filed as exhibit 3.3 to the Form 1-A filed by the Company on July 11, 2019

3.4	#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund QP, L.P., dated as of December 1, 2017, filed as exhibit 3.4 to the Form 1-A filed by the Company on July 11, 2019

3.5	#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1	#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2	#	Form of App Mining program Participation Agreement, filed as exhibit 4.2 to the Form 1-A filed by the Company on July 11, 2019

4.3	#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2	†#	2017 Equity Incentive Plan of Blockstack Employee LLC, dated October 20, 2017, filed as exhibit 6.2 to the Form 1-A filed by the Company on July 11, 2019

6.5	†#	Form of Director and Executive Officer Indemnification Agreement of Blockstack PBC, filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.6	†#	Settlement Agreement and Release, by and between Blockstack PBC and Ryan Shea, dated September 28, 2018, filed as exhibit 6.6 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Form of Blockstack PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.8	#	Form of Blockstack Employee LLC Restricted Unit Purchase Notice under the 2017 Equity Incentive Plan, filed as exhibit 6.8 to the Form 1-A filed by the Company on July 11, 2019

6.9	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC, filed as exhibit 6.9 to the Form 1-A filed by the Company on July 11, 2019

6.10	#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC, filed as exhibit 6.10 to the Form 1-A filed by the Company on July 11, 2019

6.11	^#	Compliance and Technical Services Agreement by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.11 to the Form 1-A filed by the Company on July 11, 2019

6.12	#	Blockstack-Coinlist Data Processing Addendum by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019, filed as exhibit 6.12 to the Form 1-A filed by the Company on July 11, 2019

6.13	#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstack Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.14	#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering), filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.15	#	Investors’ Rights Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors named therein, filed as exhibit 6.15 to the Form 1-A filed by the Company on July 11, 2019

6.16	#	Right of First Refusal and Co-Sale Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein, filed as exhibit 6.16 to the Form 1-A filed by the Company on July 11, 2019

6.17	#	Voting Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein., filed as exhibit 6.17 to the Form 1-A filed by the Company on July 11, 2019

6.18	#	Blockstack PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.19	#	Form of Blockstack PBC App Reviewer Agreement, filed as exhibit 6.19 to the Form 1-A filed by the Company on July 11, 2019

6.20	#	Assignment and Assumption Agreement, dated as of June 27, 2019, of Compliance and Technical Services Agreement by and among Coinlist Services LLC, Blockstack Token LLC and Blockstack PBC, filed as exhibit 6.20 to the Form 1-A filed by the Company on July 11, 2019

6.21	#	Technology Services Agreement, dated as of July 10, 2019, by and between Blockstack PBC and Prime Trust LLC, filed as exhibit 6.1 to the Form 1-U filed by the Company on July 16, 2019

6.22	#	Astelios Limited Booking Agreement, dated as of July 31, 2019 by and between Blockstack PBC and Astelios Limited, filed as an exhibit to the Form 1-U filed by the Company on August 22, 2019

6.23	#	HashKey Services Agreement, dated as of October 3, 2019, by and between Blockstack PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 10, 2019

6.24	#	Deferred Delivery Agreement, dated as of October 4, 2019, by and between Blockstack PBC and HashKey Blockchain Investment Fund, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 10, 2019

6.25	#	Services Agreement with SNZ Holding Limited, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 16, 2019

6.26	#	Deferred Delivery Agreement, dated as of October 3, 2019, by and between Blockstack PBC and SNZ Holding Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 16, 2019

6.27	#	Services Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Binance Holdings Ltd, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 23, 2019

6.28	#	Listing Agreement, dated as of October 18, 2019, by and between Blockstack PBC and Hash Blockchain Limited, filed as exhibit 6.2 to the Form 1-U filed by the Company on October 23, 2019

6.29	#	Amendment to App Reviewer Agreement, dated as of October 4, 2019, by and between Blockstack PBC and TryMuUI, filed as exhibit 6.4 to the Form 1-U filed by the Company on October 23, 2019

6.30	#	Liquidity Consulting Agreement, dated as of October 24, 2019, by and between Blockstack PBC and GSR Markets Limited, filed as exhibit 6.1 to the Form 1-U filed by the Company on October 30, 2019

8.1	#	Form of Escrow Agreement, by and between Prime Trust, LLC and Blockstack Token LLC (to be entered into upon qualification of the offering statement), filed as exhibit 8.1 to the Form 1-A filed by the Company on July 11, 2019

8.2	#	Escrow Agreement dated as of June 1, 2019, by and between Bitgo Trust Company, Inc. and Blockstack Token LLC, filed as exhibit 8.2 to the Form 1-A filed by the Company on July 11, 2019

10.1	#	Power of Attorney, included on signature page of the Form 1-A filed by the Company on July 11, 2019

11.1	#	Consent of WithumSmith+Brown, filed as exhibit 11.2 to the Form 1-A filed by the Company on July 11, 2019

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

15.1	#	App Mining algorithm, filed as exhibit 15.1 to the Form 1-A filed by the Company on July 11, 2019

15.2	#	App Mining Participant Terms, filed as exhibit 15.2 to the Form 1-A filed by the Company on July 11, 2019

16.1	#	Correspondence to Securities and Exchange Commission dated December 2l, 2018, filed as correspondence by the Company on July 11, 2019

16.2	#	Correspondence to Securities and Exchange Commission dated March 1, 2019, filed as correspondence by the Company on July 11, 2019

16.3	#	Draft offering statement previously submitted on September 13, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

16.4	#	Draft amended offering statement previously submitted on December 21, 2018 pursuant to Rule 252(d), incorporated by reference to the copy thereof made public pursuant to Rule 301 of Regulation S-T

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2020.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali

Muneeb Ali
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Muneeb Ali as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Blockstack PBC) to sign any or all amendments to this annual report on Form 1-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Muneeb Ali	Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2020
Muneeb Ali

/s/ Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	April 29, 2020
Saurabh Pathak

/s/ Albert Wenger	Director	April 29, 2020
Albert Wenger

/s/ Jaswinder Singh	Director	April 29, 2020
Jaswinder Singh